As filed with the Securities and Exchange Commission on April 30, 2002.

                               File No. 0-49655
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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549


                        FORM 10-SB/A
                   AMENDMENT NO. 2


      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                  ANTICLINE URANIUM, INC.
         --------------------------------------------------
         (Name of Small Business Issuer in its charter)


          Nevada                                    87-0678927
--------------------------------             ----------------------
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                 Identification No.)


     3098 South Highland Drive, Suite 323
     Salt Lake City, Utah                              84106-3085
---------------------------------            ----------------------
(Address of principal executive offices)               (Zip Code)


     (801) 467-2021
---------------------------------------------------
(Registrant's telephone number, including area code)


Securities to be registered under Section 12(b) of the Act:

     Title of each class      Name of each exchange on which
     to be so registered           each class is to be registered

          N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

          Common Capital Voting Stock, $.001 par value per share
                              (Title of Class)




                       TABLE OF CONTENTS
                                                                 PAGE
                                                               --------
				    PART I

          Risk Factors . . . . . . . . . . . . . . . . . . . .     1

ITEM 1.   Description of Business. . . . . . . . . . . . . . . .   11

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . .     33

ITEM 3.   Description of Property. . . . . . . . . . . . . . .     35

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . .     41

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . .     43

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . .     45

ITEM 7.   Certain Relationships and Related Transactions . . .     45

ITEM 8.   Description of Securities. . . . . . . . . . . . . .     46

                            PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . .     48

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . .     49

ITEM 3.   Changes in and Disagreements with Accountants. . . .     49

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . .     49

ITEM 5.   Indemnification of Directors and Officers. . . . . .     50

                            PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . .     51

                            PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . .     52

ITEM 2.2  Description of Exhibits. . . . . . . . . . . . . . .     52

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . .     54



				    PART I

                         RISK FACTORS

The following risk factors are not listed in any particular order of importance.

Any person investing or considering investing in the securities of Anticline Uranium, Inc. ("Anticline" or "Company") should consider the following risks before an investment is made in the Company. The risks itemized and identified below are not the only possible risks. Additional risks may also impair the business and operations of Anticline. If any one or more of these risks happen, Anticline's business, results of operations or financial condition may be significantly impaired or affected. There may also be a concomitant adverse effect on the value of the securities of Anticline and anyone investing or seeking to invest in Anticline's securities may lose part or all of his or her investment.

In general, these risks include but are not limited to, the Company's limited operating history, its limited capital and need for additional capital or financing, the relative inexperience of management in the mining industry, the Company's ability or inability to promote and develop its property (the "North Beck claims"), the cost of development and exploration of the North Beck claims, regulation of the mining industry, environmental concerns and compliance costs with respect to mining (the costs of which cannot be determined or assessed at any one time), the Company's dependence upon outside mining or other experts, its dependence on the price of gold and silver, its ability or inability to locate and consummate business opportunities that would be in the best interests of the shareholders, competition from other or similar companies and businesses, and, general economic conditions.

The Company needs additional capital and has nominal revenues. Non-arms length transactions with related parties have occurred in the past and may occur in the future. Furthermore, Anticline does NOT anticipate paying any dividends on its common stock.

Investment in Anticline's securities should be considered highly speculative. The Company has no recent operating history and is subject to all of the risks inherent in developing a business enterprise. Reference is made to each of the following enumerated risk factors.

Because the Company's securities involve a high degree of risk, the reader is cautioned to carefully read this amended registration statement on Form 10-SB/A in its entirety and to consider all of the factors and financial data that are disclosed in this document, in particular, the specific risk factors described below. The following constitutes an effort to itemize a variety of risk factors involving the Company and its business:

     1. RECENT STATUS AS A NON-REPORTING, NON-TRADED PUBLIC COMPANY. Since approximately 1955, no trading market has existed for Anticline common stock.
As a result, the public is not familiar with the Company, its mining claim properties ("the North Beck claims") or its business plan. Anticline is only now obligating itself as a fully reporting company with its submission of a Form 10-SB/12G that it originally filed on March 1, 2002.

The uncertainty that Anticline's business will be successful or that a trading market for its securities will develop must be considered in light of the potential difficulties, complications, problems, expenses and/or delays frequently encountered in connection with any new business, not to mention the mining business, a business involving a great deal of expense, not to mention regulation.

These same factors may be compounded by even greater risks, particularly those characteristic of a speculative industry like mining exploration and


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development, and may be adversely affected by the competition in the industry and the strict regulatory environment in which Anticline operates and intends to operate.

     2. EXPLORATION STAGE COMPANY/LACK OF RECENT OPERATING HISTORY OR RESULTS. Anticline is in the exploration stage. Although formed in 1954, it has not engaged in any substantive mining operations since 1958. Moreover, all of its recent activities have been related to reemergence from a dormant stage, restructure, recapitalization and the subsequent acquisition of the North Beck claims. Businesses that are starting up or in their initial stages of development present substantial business and financial risks and suffer significant losses from which they may not recover. Anticline will face all of the challenges of a new business enterprise, including but not limited to, engaging the services of qualified support personnel and consultants, establishing budgets, implementing appropriate financial controls and internal operating policies and procedures, not to mention raising capital or obtaining other financing. Because the Company is in the exploration stage, there is little history on which to judge its financial condition or potential success.

Anticline has no recent operating history as a mining exploration company; therefore it is dependant on others for the implementation of its business plan.

Other than the business it conducted in Utah between 1955 and 1958, Anticline has no other operating history as a mining or mining exploration company. Anticline also will rely on other consultants and independent contractors in its development and exploratory stages to implement its business plan. These stages will include staking, evaluation, permitting or licensing and assessment activities. No assurance can be given that current and future employed persons, if any, will have the experience and skills necessary to successfully execute the Company's proposed business plan.

     3. INHERENT RISKS OF MINING/MINING IS A HIGHLY SPECULATIVE INDUSTRY. The business of mining has many significant and inherent risks of operations, any one of which may prevent ultimate success. Mineral exploration (particularly gold and silver), is highly speculative in nature, is frequently nonproductive, and involves many risks.

Such risks may be considerable and may add unexpected expenditures or delays in the Company's plans. There can be no assurance that Anticline's mineral exploration activities, if and when undertaken, will be successful or profitable. Even if mineralization is discovered, it may take a number of years from the initial phase of drilling until actual production is possible, during which time the economic feasibility of production may change.

Furthermore, there can be no assurance that a determination of economic feasibility will apply over time because such a determination would be based partly on assumptions and factors that are subject to fluctuation and uncertainty, such as, for example, metal prices, production costs, and the actual quantity and grade of minerals recoverable. In fact, the ultimate success of Anticline and its goal of exploring the North Beck claims is strongly dependent on the future prices of both gold and silver.

The business of mineral exploration involves significant risks. It depends on, among other things, successful location of minable reserves and skillful management. Mineral deposits and ore grades may vary substantially, rendering what was initially believed a profitable deposit of little or no value. Profitable mining of ore bodies, if discovered, can be affected by unforeseen changes in operating circumstances, ore reserves and technical issues. Substantial investment is often required before viable deposits are located and brought into production. Mining is subject to a number of hazards including


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rock falls, subsidence, cave-ins, flooding and other weather conditions. Insurance for some or all of these hazards may be too expensive or not available. Production can also be affected by unanticipated changes in permitting requirements, environmental factors, changes in law, work interruptions, operating circumstances beyond anyone's control, lawsuits, unexpected changes in the quality or quantity of reserves, unstable or unexpected ground conditions and other technical issues or problems. As a consequence, Anticline may have to bear unforeseen and extraordinary expenses. No assurance can be given that Anticline will have the financial resources or insurance in the event that these or other hazards or calamities befall it.

     4. LACK OF SUFFICIENT CAPITAL TO CONTINUE INDEFINITELY AS A REPORTING COMPANY OR TO EXPLORE THE NORTH BECK CLAIMS. Anticline's management has reactivated the Company and is voluntarily registering its common stock with the Commission to make Anticline more attractive to an operating business as a potential business combination candidate and other potential investors, including venture capitalists. Management also believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional and more comprehensive information concerning the Company.

The cost of becoming a reporting company is not insubstantial and the cost of continuing to file all necessary reports with the Commission and obtain the necessary accountings will continue to drain the Company's capital reserves. As of December 31, 2001, the issuer had approximately $6,500 in cash on hand and it is difficult to predict how long into the future the Company can continue to maintain its reporting obligations, though it has lawfully obligated itself to do so. In spite of these uncertainties, the Company's officers and directors have committed themselves to advancing whatever money is necessary to keep the Company current in its reporting obligations for at least the next three (3) years. Because the Company's president is an attorney and is able to assist the Company in the preparation and filing of its Annual and Quarterly Reports on Forms 10-KSB and 10-QSB, respectively, the Company does not believe this continued annual cost will be substantial.

The Company currently lacks the capital resources to implement and carry out its business plan as described in further detail below. This business plan involves a desire to exploit and explore the mineralization of the North Beck mining claims that the Company acquired by lease agreement on August 10, 2001. The Company cannot provide any assurance that it will obtain the future capital necessary to implement its business plan or, for that matter, that it will obtain future capital beyond what is necessary to maintain its reporting obligations, or if so, that the amount raised or obtained will be sufficient to continue to establish the Company as a going concern.

     5. ACCUMULATED NET LOSS; NOMINAL WORKING CAPITAL. Anticline has NOT commenced significant business operations as of the date of this filing. The Company remains in the exploration stage, but has not yet engaged in any exploration activities on its properties. The Company has an accumulated deficit of $711,766 and working capital of $4,924 as of December 31, 2001. The Company predicts that these conditions will not change in the foreseeable future because there are currently no opportunities for the Company to obtain additional working capital, outside of shareholder loans necessary to maintain periodic reporting requirements, and the Company's operations are subject to numerous risks and uncertainties that are associated with an exploration company engaged in the mining business or industry, which has not yet reached planned operations.

     6. LACK OF REVENUE. Anticline needs additional capital because currently, it has nominal revenues. What revenues it has are from interest income on cash balances in its checking account, revenues that are nominal at best. Substantial expenditures are required to obtain the necessary permits and


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to then explore the North Beck or any other mining claims, to establish ore reserves through drilling, or to determine metallurgical processes to extract the mineralization from the ore, if any is obtained.

The Company lacks a constant and continual flow of revenue. Currently, Anticline does NOT have royalty interests in any mining production or properties. There is no assurance that the Company will obtain any such royalty interests, or that if so, it will receive any royalty payments, or that it will otherwise receive adequate funding to be able to finance its desired exploration and development activities.

Further, while Anticline intends to seek revenue sources on an on-going basis, there can be no assurance that such sources can be found, or that if available, the terms of such financing will be commercially acceptable. This lack of consistent revenue detrimentally affects the Company's plans and progress simply because the Company needs additional capital to fund business exploration and development operations and activities, or to acquire additional mineral properties, if otherwise warranted or possible.

     7. NEED FOR ADDITIONAL CAPITAL AND FINANCING. Anticline has limited capital and needs additional financing to implement its business plan. Anticline currently has limited operating capital. It will likely require substantial amounts of additional capital to continue its business and to develop its exploration business as intended.

          8. REGULATORY AND ENVIRONMENTAL CONCERNS. Environmental and other government regulations at the federal, state and local level pertaining to the Company's business and properties may include: (a) surface impact; (b) water acquisition; (c) site access; (d) reclamation; (e) wildlife preservation; (f) licenses and permits; and (e) maintaining the environment. See the separate heading below titled RISK FACTORS RELATED TO COMPANY'S LEASED MINING CLAIMS which discusses risk factors relative to the acquisition and development of the Company's leased mining claims.

Regulatory compliance is complex and the failure to meet and satisfy all the various requirements could result in fines, civil or criminal penalties or other limitations on the proposed business of Anticline.

Anticline will be subject to regulation by numerous federal and state governmental authorities, but most importantly, by the federal Environmental Protection Agency (EPA), the federal Bureau of Land Management (BLM), and a host of comparable or corollary state agencies such as the Utah Department of Oil, Gas and Mining (DOGM). The failure or delay in obtaining regulatory approvals or licenses will adversely affect Anticline's ability to extract and to market minerals and processed products. These failures also will affect the ability of Anticline to generate mining revenues. Although Anticline does not anticipate any particular problems meeting or adhering to the regulations involved in its business, Anticline cannot at this time foresee the possibility of new regulations that could adversely affect its business. No assurance can thus be given that any such new regulations will not come into existence, thereby adversely affecting the Company and its operations.

     9. DEPENDENCE ON RETENTION AND ATTRACTION OF KEY PERSONNEL. Anticline's success will depend, in large part, on its ability to retain and attract highly qualified personnel, and to provide them with competitive compensation arrangements, equity participation and other benefits. There is no assurance that the Company will be successful in retaining or attracting highly qualified individuals in key management positions.


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     10. CURRENT RELIANCE UPON DIRECTORS AND OFFICERS. At present, Anticline is wholly dependent upon the personal efforts and abilities of its officers and directors, persons who exercise control over its day-to-day affairs. As set forth above, the Company is also reliant upon its officers and directors to financially carry it through the next three (3) years in its reporting obligations. Though it may well continue over the next three years in maintaining its reporting obligations, there can be no assurance that the Company will succeed in exploring the North Beck claims or any others that it might acquire, nor that its proposed operations will eventually prove to be profitable.

     11. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Anticline's Articles of Incorporation and Bylaws authorize it to indemnify any director, officer, agent and/or employee against certain liabilities. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not it would have the power to indemnify such person against the liability insured against. Indemnifying and/or insuring officers and directors from the increasing liabilities and risks to which such individuals are exposed as a result of their corporate acts and omissions could result in substantial expenditures by the issuer, while preventing or barring any recovery from such individuals for the possible losses incurred by the issuer as a result of their actions. At the same time, the Commission, including state regulatory authorities, take the position that indemnification against securities violations is against public policy as expressed in the 1933 Act, as amended, and, therefore, any such indemnification is unenforceable with respect to any claim, issue, question, or matter of liability touched upon by anything within the purview of the federal securities laws and regulations. Even assuming that it could afford it, the Company has no plans to obtain any officer or director (D&O) liability insurance.

     12. NO DIVIDENDS. Holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. To date, Anticline has NOT paid any cash dividends. The Board does NOT intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Even if the Board desired to declare any dividends, the Company's ability to do so would very likely be restricted because the Company is seeking, or will be seeking, outside financing and financing covenants tend to prohibit such declarations.

Anticline has never paid any dividends and does not intend to do so in the future unless circumstances warrant such. Any such circumstances do not currently exist.

     13. PREEMPTIVE RIGHTS, CUMULATIVE VOTING AND CONTROL. In accordance with the Company's Articles of Incorporation and the laws of Nevada, there are no preemptive rights in connection with Anticline's common stock. That is to say, no shareholder has the right to acquire stock from the Company on any set of terms before that same stock is offered to another. In addition, cumulative voting in electing directors is NOT provided for. Accordingly, the holder(s) of a majority of the Company's outstanding shares, present in person or by proxy, will be able to elect all of the Company's Directors. Reference is made to Part I, Item 8 titled "Description of Securities" below.

     14.  LACK OF TRADING MARKET FOR COMMON STOCK/RISK THAT A TRADING
MARKET MAY NOT DEVELOP (OR POTENTIAL ILLIQUID MARKET IF IT DOES). Since the late 1950's and through the present date, no market existed, or presently exists, for the Company's common capital stock. At such time as the Company obtains "reporting" status, it intends to apply to the Over-the-Counter Bulletin Board (OTCBB) for a stock trading symbol. If and when this occurs and assuming that the Company does indeed obtain such a symbol, management expects that the market price for shares of the Company's common stock may likely be volatile and otherwise trade at a large spread between the bid and asked prices. To be sure,


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numerous factors beyond a company's control may have significant impact, from time to time, on the price of its common stock, with adverse consequences.

Though Anticline's stock is not as yet trading, stock markets generally experience extreme price and volume fluctuations that can, and do, greatly affect the stock trading of "small capital" companies such as Anticline. These fluctuations often are unrelated to the operating performance of the company itself. Further, in conjunction with changes in other economic and political conditions, all such factors and uncertainties may adversely affect the market price of the Company's common stock. Reference is made to Part II, Item 1 below titled "Market Price of and Dividends on Registrant's Common Equity and Other Shareholder Matters."

Over 200,000 shares of common stock have been issued for periods far longer than two years. In fact, such shares have been issued and outstanding between 29 and 47 years. Most of these shares were purchased for very small per share amounts. As a result, all of these shares may be sold by the holders in the public market, if and when any such market develops. The amount of shares that can be sold may have an impact on the market by causing it to be illiquid for fear of market makers having to buy large amounts of these securities from long time holders and related parties.

    15. RISKS OF PENNY STOCKS. The Company's common stock is considered to be a "penny stock" because it meets one or more of the definitions in Commission Rules 15g-2 through 15g-6, Rules made effective on July 15, 1992. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis. See the following risk factor in the paragraph immediately below; see also Item 8 of Part I below titled "Description of Securities."

    16. BROKER-DEALER REQUIREMENTS INVOLVING PENNY STOCKS MAY AFFECT TRADING AND LIQUIDITY. Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial


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situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements. Compliance with the foregoing requirements may make it more difficult for investors in the Company's stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise. See also Item 8 of Part I below titled "Description of Securities."

     17.  PUBLIC, NON-AFFILIATE SHAREHOLDERS WILL SUFFER THE GREATEST
LOSSES IF THE COMPANY IS UNSUCCESSFUL. If Anticline's future operations are successful, present shareholders who are not affiliates of the Company would realize benefits from Anticline's growth. However, if the Company's future operations are unsuccessful, persons who purchase its securities in the market or by means of a subsequent public or private offering likely will sustain a severe or principal loss of their investment.

     18. POTENTIAL FUTURE STOCK ISSUANCES; DILUTION. It is not now known, nor might it ever be known, what other stock issuances the Company might find advisable or otherwise be required to undertake in the future, issuances that would substantially dilute existing shareholders. See disclosure headings below titled "Sources of Business Opportunities," "Evaluation," and "Form of Potential Acquisition, Merger or Reorganization"; see also Part I, Item 2 below titled "Management's Discussion and Analysis or Plan of Operation."

The potential impact or significance of any future stock issuance of "restricted" shares is as follows: under Rule 144 of the General Rules and Regulations of the Commission a person (or persons whose shares are aggregated) who has satisfied a one (1) year holding period, may sell within any three month period, an amount of shares which does not exceed the greater of one percent (1%) of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of shares, under certain circumstances, without any quantity limitation, by persons who have not been affiliates of the issuer within the preceding three months and who have beneficially owned the shares for a minimum period of two (2) years. Hence, the possible sale of the restricted shares issued and outstanding may, in the future, dilute the percentage of free-trading shares held by a shareholder or subsequent purchaser of the Company's securities in the market, and may have a depressive effect on the price of the issuer's securities. Further, such sales, if substantial, might also adversely affect the issuer's ability to raise additional equity capital in the future.

In addition to the foregoing, a secondary public offering and consequent public issuance of additional securities as a result thereof, would also have a dilutive effect on the holdings of existing shareholders and would otherwise, more than likely, have a depressive effect on the market price of the issuer's common stock. At this time, the Company has NO plans to engage in any public offering of its securities. See Risk Factor above titled "NEED FOR ADDITIONAL CAPITAL AND FINANCING."

At such time as Anticline is successful in implementing its business plan or otherwise finds a merger or other acquisition candidate, it is almost certain that additional shares will be issued and the current shareholders will be substantially diluted.

     19. COMPETITIVE CONDITIONS IN THE INDUSTRY. Mining companies compete to obtain favorable mining properties and to evaluate exploration prospects for drilling, exploration, development, and mining. Anticline faces competition from other similarly situated junior mining companies in connection with the acquisition of properties capable of profitably producing gold, silver, copper and other mineralization. This includes other mining companies either operating or who own properties within the Tintic Mining District of Juab County, Utah, where the North Beck properties are located.


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The Company is unable to ascertain the exact number of competitor companies, or whether or when such competitors' competitive positions could improve. Thus, Anticline may be unable to acquire or explore other attractive mining properties or investors on terms acceptable to management. Accordingly, such competition, although customary in the mining industry, could result in delays, increased costs, or other types of adverse consequences affecting Anticline. See subheading titled "Competition" in Part I, Item 1 of this document titled "Description of Business."

     20. MANAGEMENT'S LACK OF EXPERIENCE IN AND/OR WITH MINING. No one currently serving as an officer or director of the Company is or has ever been employed in the mining industry. Also, no director or officer has an education or college or university degree in mining or geology or a field related to mining. Such persons therefore lack relative experience in or with mining, including the mining of precious metals. See Item 5 of Part I below titled "Directors, Executive Officers, Promoters and Control Persons."

     21.  ABILITY TO REPAY EXISTING DEBT OF $50,000 ACCRUING INTEREST
AT 7% PER ANNUM. Though it has leased patented mining claims having known deposits or mineralization of gold, silver, lead and zinc (deposits that may never be accessed or exploited) and though it currently has as much as $6,500 in cash on hand, Anticline has a debt of $50,000 which accrues interest at 7% per annum. At the same time, it remains in the exploration stage and has no history of operations on which investment decisions about it can be based, let alone upon which it can expect to repay the money so borrowed.

     22. INACCURACY OR PROBLEMS RELATED TO EXISTING GEOLOGICAL REPORTS. Anticline may rely on dated geological reports that it believes are public information to locate and possibly develop other potential mining properties which may be inaccurate or which may be used, simultaneously, by competitors.

Anticline may rely on publicly available geological reports and databases to locate potential mining stakes or leases. If these reports and databases prove to be protected by trade secret laws and the like, it may incur liability. Because the reports are typically several decades old, there is no sure method of verifying the care and manner used to prepare them without further verification by Anticline and its agents. Verification is expected to be costly. Decisions made without adequate checking could result in significant unrecoverable expenses. No assurance can be given that other persons are not using the same or similar reports and databases resulting in others identifying and staking claims prior to Anticline taking similar action.

     23. FUTURE NEED TO RELY ON OTHERS AND OTHER EXPERTS. Assuming it gets to the point of initiating exploration activities, Anticline will have to rely on others to perform extractive services, with all the inherent and attendant risks of employing others for important functions.

Anticline's business plan anticipates that it will identify, stake, evaluate and permit the North Beck claims for exploration activities. If so, the extractive, milling and production will be contracted to others in one or all of these fields. Anticline will rely on consultants and independent contractors to be available and to work in the appropriate manner to realize the value of the North Beck claims, if any. No assurance can be given that Anticline will be able to locate contractors with which it will work, within acceptable fee arrangements, or that these entities will be competent and extract the full value of the resources. Anticline may also be at risk for any violations of law committed by those persons it uses or hires to conduct the staking, drilling, testing, exploration, and extractive tasks.

     24. AUDITOR'S GOING CONCERN OPINION. The Company's auditors have expressed substantial doubt about the Company's ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon


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obtaining additional working capital for future planned activity. Management of the Company anticipates developing a strategy, which it believes will accomplish this objective through additional equity funding and long term financing.
Having said this, the Company's officers and directors are committed to advancing the Company sufficient funds to continue and fulfill its reporting obligations with the Commission for at least the next three (3) years. This will give the Company time to develop a capital raising strategy and pursue whatever equity or other funding or financing it believes that it will need to fulfill its exploration plans.

     25. DEPENDENCE ON MANAGEMENT AND LACK OF KEY MAN INSURANCE. Though Anticline's officers and directors lack experience and education in the mining industry, Anticline depends on current management to continue it as a going concern and to pursue its business plan. Though these individuals are not experts in mining and have never been employed by a mining company, their loss may potentially have an adverse impact on the Company's future. Nonetheless, the Company does not believe the loss of any of its officers and directors justifies the purchase of key man insurance, even assuming that it could afford it, which it cannot at this time.

     26. OFFICERS AND DIRECTORS WILL NOT BE DEVOTING FULL TIME TOWARDS ANTICLINE'S BUSINESS AND AFFAIRS. Anticline's current officers and directors have other full time employment as more particularly disclosed in Part I, Item 5 of this document. As a consequence, each can only devote a minimal or nominal amount of time to the Company and its affairs, estimated to be between 1% and 10% of their time and energy. Much of the time spent will also depend upon how the Company's business plan unfolds, something that cannot be predicted at this time.

     27. REGULATORY COMPLEXITY INVOLVED IN OBTAINING AN EXPLORATION OR MINING PERMIT. The rules and regulations of the Utah Department of Oil, Gas and Mining
(DOGM) are complex relative to obtaining a permit for exploration or for conducting small mining operations (defined as involving less than 5 acres of total disturbance). The process essentially involves this: The applicant first files a permit application with DOGM and, pursuant to a Memorandum of Understanding (MOU) by and among the various state and federal agencies having competing regulatory authority, the application is reviewed on a coordinated basis by DOGM, the federal Bureau of Land Management (BLM), the U.S. Forest Service (USFS) and the Department of Environmental Quality (DEQ). The applicant is notified of any deficiencies in his application and is generally requested to submit additional information. If all of these agencies pass off on the application, the applicant is given a permit. If the applicant seeks to conduct a large scale mining operation (defined as in excess of a 5 acre disturbance), the process is more complex, detailed and extensive. For example, the regulatory review then involves an assessment of technical adequacy of the applicant's plans and more extensive environmental concerns are involved such as potential contamination of ground water. Once DOGM gives tentative approval of a large scale mining operation, notice must be provided to adjacent land owners, the county zoning authority, the Resource Development Coordinating Council
(RDCC), and newspapers for publication. Public hearings are then called and held. Even if approval is obtained, the applicant must then provide adequate reclamation surety documents to ensure adequate reclamation upon completion of operations.

In addition to the foregoing, DOGM has recently been required to seek an historical and archeological consultation/clearance from the Utah Division of State History. DOGM notifies this agency that it has received a new exploration or mining notice application and the Division of State History notifies DOGM within 15 days (exploration or small mining notice) or 30 days (large mining notice) if they believe a formal survey of the proposed area should be conducted by the applicant. This process applies to private or state-owned land. If the area involved is federal ground, Anticline is informed that the federal government does its own archeological clearance during its own NEPA/EA review process.

                                9



The above permitting process is time consuming and expensive and Anticline currently lacks the resources and capital to initiate the permitting process relative to the North Beck claims, even assuming that it knew exactly which area(s) of the claims it wanted to obtain a permit on to drill or explore. Current management lacks the qualifications and other expertise necessary to engage in this process without the assistance of experts.


              RISK FACTORS RELATED TO THE NORTH BECK MINING CLAIMS

    1. REALIZATION OF INVESTMENTS IN MINERAL PROPERTIES AND ADDITIONAL CAPITAL NEEDS. The ultimate realization of Anticline's investment in the North Beck claims is dependent upon, among other factors, the existence of economically recoverable reserves, the ability of the Company to obtain financing or make other arrangements for exploration, and the profitability of prospective production, once such occurs, if it ever does. There presently exists substantial uncertainty concerning these and other matters and no assurances can be made regarding the Company's expectation of acquiring sufficient funds to finance an exploration program.

Anticline does NOT at this time have sufficient capital of its own to implement a full-fledged mining exploration plan or finance its intended operations. The Company may never be successful in obtaining the required funds to finance its long-term capital needs.

    2. ABSENCE OF RECENT MINING ACTIVITY. There has been no significant mining activities on the North Beck mining claims recently, except for limited assessment, exploration and development work during the late 1980's and early to mid-1990's. Other than Centurion Mines Corporation (CMC) and its successor, Grand Central Silver Mines, Inc. ("Grand Central Silver"), no other mining company or entity has made any offer to purchase, lease, or engage in any other transaction, such as a joint venture, with respect to the North Beck claims. Although the Company incurs only nominal expense to preserve its lease agreement respecting the North Beck claims, Anticline presently receives no revenue or other income for that purpose.

    3. UNCERTAINTY OF DEMAND FOR TINTIC-TYPE, OXIDIZED ORE. Due to the development of modern hydrometallurgical processes, the absence of suitable smelters, and the availability of more cost-effective techniques, it is uncertain what the future level of demand will be for the type of oxidized mineralization present on the Company's properties. Also, the amount it could cost to reopen and rework the Sacramento and North Beck Mines and finance a mining operation is likely to be dependent upon several factors. These include: acceptable price levels of gold and silver; milling and smelting availability; fluctuations in market demand over time; the ability to obtain the necessary permits from regulatory authorities; extent of competition with other companies; availability of acceptable construction costs; availability of acceptable labor costs; feasibility of obtaining economical housing facilities; manageable equipment costs; realistic capital costs; and the acceptability of other price and cost variables.

    4. RELIANCE UPON ESTIMATES AND ASSUMPTIONS. Exploration stage mining companies use the evaluation work of professional geologists, geophysicists, and engineers to make estimates in determining whether to acquire an interest in property, or to commence exploration and development work. These estimates generally rely on scientific and economic assumptions, and in some instances may not be correct. The economic viability of a property cannot be determined until extensive exploration and development work has been conducted and a comprehensive feasibility study performed. This work could result in the expenditure of substantial amounts of money on a property before it even can be determined whether or not the property contains economically recoverable


                                10


mineralization. No feasibility studies have been performed on the North Beck claims because considerable exploration and development work remains to be done. Moreover, market prices of minerals produced are subject to fluctuation, which may adversely affect the economic viability of properties on which expenditures have been made. The Company is not able to presently determine whether or not, or the extent to which, such risks may adversely affect its strategy and business plan.

    5. UNCERTAINTY OF TOPOGRAPHICAL EFFECT ON EXPLORATION. The north end of the Company's properties where the North Beck shafts or mines are located is relatively mountainous and inaccessible terrain. Because the surface of the land has a topographic relief, any ruggedness in the overlying area could affect the location of drilling sites and shafts, as well as the construction of facilities necessary to engage in operations. It also could require that additional development or drilling on the property be accessed below ground. These outcomes are uncertain at present, and the Company cannot provide assurances that they will not have a materially adverse effect on the ability of the Company or a business partner to conduct exploration or mining activities.

    6. UNCERTAIN CONDITION OF MINE WORKINGS. Other than the Sacramento Shaft or Mine which contains an old headframe, there are no other surface mine shafts or usable headframes on the Company's property. Moreover, the underground workings have been inactive for many years due to the absence of significant exploration, development and production activities on the North Beck properties since the middle to late 1950's. Considerable cost would be incurred to recondition shafts, drifts, tunnels, winces and other workings, to the extent they exist, as well as to re-equip hoisting bases and framework. It is uncertain whether and to what extent the workings themselves, as well as any rehabilitation of them, could expose the Company to environmental and safety concerns. If so, remediating these concerns could require expending an uncertain amount of funds to render the workings safe, acceptable, and environmentally sound. The Company currently lacks sufficient capital to absorb these currently unknown and unpredictable costs and expenses.

     7. LEASE COMMITMENT TO UNDERTAKE $15,000 WORTH OF ASSESSEMENT WORK ON THE MINING CLAIM PROPERTY OVER FIVE YEARS. Under the mining lease agreement by and between Anticline and North Beck Joint Venture, LLC ("North Beck"), a copy of which is attached hereto as Exhibit 10.1, Anticline, as the lessee of the North Beck mining claims described below, is obligated to render at least $15,000 worth of development and assessment work on the property during the 5-year lease term, work it is required to document and confirm. If the lease is renewed for an addition 5-year term, this assessment obligation is similarly renewed. This assessment figure was obtained from prior mining lease agreements involving the same property and therefore was deemed fair and reasonable by the Board of Directors. Regardless of this commitment, Anticline currently lacks the capital or other financial ability to engage in and perform such development and assessment work obligation at this time.


ITEM  1.  Description of Business

The Company intends to become an exploration stage Company to search for prospective economic mineralization that could warrant development and production of gold, silver, uranium or other types of minerals. At present, there is no assurance that a commercially viable ore body or reserve exists in any of the Company's properties, namely, the North Beck claims.

History and Background of the Company

Anticline Uranium, Inc. ("Anticline") was originally incorporated in the State of California on October 19, 1954, over 47 years ago, under its existing name "[t]o prospect for, open, explore, develop, work, improve, maintain and manage

                                11


uranium deposits and to extract, assay and sell uranium bearing ores and generally to carry on the business of uranium mining in the State of Utah." For this reason, pursuing mining in Utah is consistent with the original purpose for which the Company was formed. See Article Three of its original Articles of Incorporation attached hereto as Exhibit 3.1(i). This was at the height of the so-called "Uranium Boom."

In order to raise the money necessary to acquire, develop and exploit uranium properties in the State of Utah, Anticline, in 1955, undertook an offering of its Class A common stock pursuant to the Regulation A exemption from registration afforded under the General Rules and Regulations of the Securities and Exchange Commission ("Commission") in which it raised $282,000 from over 1,600 persons, primarily California residents. Pursuant to this offering, the Company issued 2,820,000 shares of Class A common stock. Upon the completion of the offering, the California Department of Corporations issued a permit allowing the issuance of 1,826,900 shares of Class B common stock to approximately 14 people, stock then-denominated as "promotional stock."

After the Uranium Boom died out and the Company had spent its capital prospecting for and developing uranium properties in the State of Utah, the Company became defunct or dormant. Between 1958 and 1969, the Company was inactive.

In 1969, Mr. Jack Coombs became a director of the Company and took control of its books and records in an effort to revive the Company. In the mid-to-late 1970's, the Company's current president, Mr. John Michael Coombs, the son of Jack Coombs, took a position on the board of the Company and became its registered agent while living in California. Because their efforts to revive the Company were unsuccessful, the Coombses, in November 1977, allowed Anticline to become suspended by the California Secretary of State for failure to pay required franchise taxes. Between 1977 and 2001, the Company remained dormant and had no operations.

During March 2001, in reliance on applicable provisions of both Utah and California law, Mr. John Michael Coombs, the Company's president, filed a Petition in the Third Judicial District Court in and for Salt Lake County, State of Utah, for a court order ordering a shareholders' meeting and affixing a quorum for both the Class A and Class B shareholders of the Company. Though the Petition was initially granted on March 27, 2001, an Amended Order Granting Petition and Ordering the Conducting of a Special Shareholders' Meeting was signed by Judge William B. Bohling and entered by the Clerk of the Court on May 14, 2001. A copy of this Amended Order is attached hereto as Exhibit 99.1. The one-page exhibit attached thereto constitutes the form of notice ordered by the Court to be given to all Class A and Class B shareholders of record. Between May 14, 2001 and June end, 2001, the Company's transfer agent completed the task of transferring the hand-written stock ledger list from the 1950's into a computerized version that included all zip codes. The result was 1,642 Class A and Class B shareholders of record.

Between June 29, 2001 and July 7, 2001, six persons or entities loaned the Company a total of $50,000 at 7% interest per annum. None of these lenders is affiliated with the Company, either directly or indirectly, or owns 5% or more of the Company's issued and outstanding shares, other than Mr. Terry Pantelakis, currently a director of the Company and its secretary/treasurer. Of this amount, Mr. Pantelakis loaned $10,000. The remainder was loaned by Mr. John Michael Coombs's father, Jack Coombs, and also by clients of Mr. John Michael Coombs, the president and a director of the Company, who is employed as an attorney in the State of Utah with the law firm Mabey & Coombs, L.C. Approximately $38,000 of this money was used by the Company to pay back-franchise taxes owed the California Franchise Tax Board (FTB).


                                12


Prior to paying the back-franchise taxes owed the FTB, the court-ordered shareholders' meeting was held on July 26, 2001. At the meeting, the following corporate action was voted upon and approved by a majority of all Class A and Class B shareholders present in person or by proxy and otherwise entitled to vote at the meeting:

  1. To amend the Company's Articles of Incorporation to eliminate all distinctions between Class A and Class B shareholders and to merge the same into one (1) class of stock, that being common capital voting stock;

  2. To amend the Articles to increase the authorized number of common capital shares that the Company could issue from 15 million to a total of 50 million;

  3. To amend the Articles to reduce the par value of the Company's common capital stock from $0.10 per share to one mill or $0.001;

  4. To give the board of directors the authority to file amended and/or restated Articles of Incorporation with the California Secretary of State that take into account the streamlined versions thereof contemplated by various amendments the California Corporations Code; and

  5. To separately elect John Michael Coombs and Terry Pantelakis as directors of the Company until the next annual meeting or until their resignations are accepted by the Company or their successors are duly qualified and elected in their place and stead.

The foregoing amendments were incorporated into the August 9, 2001 Certificate of Amendment to the Articles of Incorporation of Anticline described below.

Immediately after the above-meeting, the newly elected directors held a meeting to elect officers at which they unanimously elected Mr. John Michael Coombs as president of the Company and Mr. Terry Pantelakis as secretary/treasurer. These individuals remain the only officers of the Company.

On August 3, 2001, the Court entered a follow-up Order titled "Order Confirming Results of Court-Ordered Shareholders' Meeting," a copy of which is attached hereto as Exhibit 99.3. This Order confirms that a shareholders' meeting was in fact held pursuant to the provisions of the Court's May 14, 2001 Order granting the Petition, that the meeting was held in accordance with both Utah and California law, that the meeting was valid and lawful in all particulars, that a quorum of both the Class A and Class B shareholders of the Company were present, and that a majority of those Class A and Class B shareholders entitled to vote at the meeting did in fact vote in favor of each of the proposals put before them. See Exhibit 99.3.

On August 6, 2001, the California Franchise Tax Board (FTB), having received all due and owing back-franchise taxes, plus the filing of back-tax returns from 1977 through 2000, inclusive, issued a Certificate of Revivor. This had the legal effect of bringing the Company back into good standing with both the FTB and the California Secretary of State, thereby allowing it to do business again. For example, a California corporation cannot amend its Articles of Incorporation (other than a name change) unless it is in good standing with the FTB and receives either a Certificate of Revivor or a Tax Clearance Letter. Having obtained a Certificate of Revivor from the FTB, the California Secretary of State, on August 9, 2001, accepted the filing of a Certificate of Amendment to the Company's original, October 19, 1954, Articles of Incorporation. Had the Company not been in good standing in its tax obligations with the FTB, the Secretary of State of California would not have allowed the Company to file its Certificate of Amendment. A copy of this Certificate of Amendment is attached


                                13


hereto as Exhibit 3.1(ii). This Certificate officially amended the Company's Articles of Incorporation in conformity with the various proposals approved at the Company's July 26, 2001 court-ordered shareholders' meeting referenced above.

On August 9, 2001, the Company filed a Certificate of Amendment to its Articles of Incorporation with the California Secretary of State, which eliminated two previously existing and separate common classes of stock, merging them into but one class. The Certificate of Amendment further increased the authorized number of common capital shares the Company could issue to 50 million and it also reduced the par value from $0.10 per share to one mill or $0.001 per share. See the description of the items voted on above; see also Exhibit 3.1(ii) attached hereto.

On August 10, 2001, the Company entered into a mining lease agreement with North Beck Joint Venture, LLC, a Utah limited liability company ("North Beck"). See
Exhibit 10(i) hereto, a copy of said mining lease agreement. The entering into of this lease agreement was not an arm's length transaction because the immediate family of John Michael Coombs, the Company's president and a director, owns and controls these mining claims so leased to the Company. See Item 7 of
Part I below titled "Certain Relationships and Related Transactions." The terms of the lease consideration were based upon prior lease agreements that North Beck had entered into with other mining companies in the past. For example, North Beck leased the mining claimsto a third party for approximately $29,000 during the late 1980's and early 1990's. Accordingly, Anticline believes that the consideration given by it, namely, the issuance of five million (5,000,000) "restricted" shares to and in the name of North Beck, is at least as favorable to Anticline as it would have been to an independent, interested third party.

Pursuant to this mining lease agreement, the Company acquired over 470 acres of patented gold and silver mining claims located adjacent to the town of Eureka in Juab County, Utah, in the so-called "Tintic Mining District" ("the North Beck claims"). The Tintic Mining District of Juab County, Utah, is located approximately 80 to 90 miles south of Salt Lake City. The North Beck claims have an extensive history and contain three (3) actual mines or shafts, two of which are over 1,000 feet deep. See Item 3 below titled "Description of Properties;" see also the section below titled "History of Gold and Silver Mining in Utah." Fairly extensive knowledge exists regarding the North Beck claims. This is because, among other reasons, during the 1950's, the North Beck mining claims were part of the so-called "Jenny Lind Project," a project that involved extensive exploration and development by The Bear Creek Mining Company. See Exhibit 99.6 attached hereto and incorporated by reference, a copy of the entire January 1957 Jenny Lind Project Report authored by Geologist Douglas R. Cook for and in behalf of Rocky Mountain Mining Company; see also "Description of Properties" section below.

The mining lease provides for the issuance of five million (5,000,000) "restricted" shares to North Beck in exchange for a 5-year lease term with an option to renew for an additional 5 years, including an option to purchase the property outright for $3 million. Part of consideration is also deemed or treated as an advance royalty to North Beck in the amount of $30,000. North Beck also indemnifies Anticline from any past environmental clean-up liability. Anticline is obligated to undertake $15,000 worth of assessment and other work on the property during the lease term.

On August 31, 2001, the Company formed a wholly owned subsidiary in the State of Nevada for the purpose of changing its domicile to Nevada. See Exhibit 3.1(iii) attached hereto, a copy of these Articles of Incorporation. The Company sought to change its domicile because its president is a lawyer and he is more familiar with Nevada corporate law than that of California. Also Nevada has no state income tax and does not require the filing of a state income tax return.


                                14


On September 20, 2001, the Company and its wholly owned Nevada subsidiary entered into an Agreement and Plan of Merger ("Agreement and Plan") to merge with and into the wholly owned Nevada subsidiary for the purpose of changing the Company's domicile to that of Nevada. This agreement was immediately followed up by the execution of a written consent to the transaction by a majority of the stockholders of the parent corporation and by the unanimous written consent of the Nevada subsidiary's only stockholder, its parent. Both corporations then executed Articles of Merger as necessary to implement the same. See Exhibit 3.1(iv) hereto, the Articles of Merger filed with both the states of Nevada and California and which attach the Agreement and Plan between the parent and subsidiary as an exhibit.

On September 26, 2001, the Company's transfer agent mailed a one-page Notice to the shareholders notifying them that a majority of the shareholders had consented to the proposed merger of the Company with and into its wholly owned Nevada subsidiary, action permitted under both California and Nevada corporate law. The Notice also advised that said corporate action would have legal effect only after Articles of Merger had been filed with and accepted by both the Secretary of States of Nevada and California and that anyone so choosing, was entitled to exercise dissenters' rights of appraisal under applicable provisions of the California Corporations Code. The Notice further invited anyone so interested to request a copy of the formal Agreement and Plan of Merger. No shareholder exercised dissenters' rights and no shareholder requested a copy of the Agreement and Plan of Merger. A copy of this September 26, 2001 Notice is attached hereto as Exhibit 99.4.

On October 4, 2001, the Secretary of State of Nevada accepted the Articles of Merger referenced above. On December 24, 2001, the California Franchise Tax Board issued a Tax Clearance Letter, which was then transmitted to the California Secretary of State, whereupon the State of California accepted such Articles of Merger effective as of the date of the Tax Clearance Letter. Under California law, provided the merger documents are filed in California within 6 months of the date the same Articles of Merger are filed with and accepted by the foreign jurisdiction, the merger becomes effective on the date such Articles of Merger were earlier filed with and accepted by the foreign jurisdiction, in this case, the Secretary of State of Nevada. See Cal. Corp. Code Section 1108(d). Effective October 4, 2001, the Company was thus a valid and lawfully existing Nevada corporation. See Articles of Merger and the corollary Agreement and Plan of Merger, together attached hereto as Exhibit 3.1(iv).

The merger transaction provided that for every one hundred (100) shares of Anticline-California, the parent corporation, a shareholder would be entitled to receive one (1) share of Anticline-Nevada, the survivor in the merger. Because there had been 5,326,900 shares issued and outstanding in the hands of the public as of the day prior to the effective date of the merger, this figure translated into 53,269 shares. Furthermore, because the Agreement and Plan provided that any fractional shares resulting from the merger would be rounded up to the next nearest share, the Company's transfer agent, Atlas Stock Transfer, advised that it was required to issue an additional nine (9) shares, resulting in a total of 53,278 post-merger shares being held in the hands of non-affiliates.

As a further result of the merger and exchange of shares, North Beck acquired and presently holds a total of 5,000,000 "restricted" shares in the surviving Nevada corporation, thereby making it the Company's largest shareholder. See mining lease attached hereto as Exhibit 10(i). As set forth elsewhere in this registration statement, the Company's president and a director, John Michael Coombs, directly controls North Beck, the owner of the North Beck mining claims. See Item 7 of Part I below titled "Certain Relationships and Related Transactions."


                                15


The foregoing issuance to North Beck resulted in a total of 5,053,278 common capital shares issued and outstanding as of October 4, 2001, the effective date of the merger, of which all but 53,278 shares or about 2% were "restricted." Realizing, however, that only 53,278 shares were left in the hands of non-affiliates after the merger, the Board of Directors of the Company, on December 21, 2001, determined that the stock-for-stock merger exchange ratio whereby one share of the Nevada subsidiary was issued for every 100 shares of the California parent corporation was too severe and would leave too few shares in the hands of non-affiliates for eventual trading purposes. As a result, the Board or Directors unanimously resolved to forward split the Company's stock 4 for 1 effective on the Company's books and records on December 31, 2001. See Exhibit
99.5 hereto. This has resulted in 213,112 shares being left in the hands of non-affiliates as opposed to 53,278 shares. This resolution was further authorized by written consent to corporate action of North Beck, the majority shareholder of the Company. See again, Exhibit 99.5 hereto. This action has created the net effect of a 1 for 25 share exchange ratio in the October 4, 2001, merger/change of domicile transaction instead of a 1 for 100 exchange ratio. Simultaneously with this shareholder action, North Beck agreed not to be effected by the forward split, meaning that the extra 15 million shares that it was entitled to receive in the 4 for 1 forward split, it tendered back to the Company's transfer agent for cancellation on its books and records as of December 31, 2001, thereby leaving itself with 5,000,000 post-split "restricted" shares, the same number of shares it had prior to the forward split. All of this has resulted in a total of 5,213,112 shares issued and outstanding at the close of business on December 31, 2001, the same number of shares issued and outstanding as of the date of this registration statement.

Current Status of the Company

Anticline intends to become a mining exploration company. The Company's long-term business goal is focused on advancing the exploration, development and mining potential of the North Beck patented mining claims that it has acquired in the State of Utah for this purpose. Because the Company currently lacks the funding and other financial strength necessary to commence an exploration and drilling program, the Company's first objective is to determine the best course of action in this regard and to then look for a means of financing that goal. For information regarding the Company's business plans and intentions, reference is made to Item 2 of this Part I below titled "Management's Discussion and Analysis or Plan of Operation."

Anticline has been in existence for 47 years. As of the date of this document, it has 1,638 shareholders of record and its stock transfer agent is Atlas Stock Transfer Corp. located in Murray, Utah. As a result of the court-ordered shareholders' meeting held on July 26, 2001, its subsequent change of domicile to Nevada, and the forward split designed to modify the previous merger exchange ratio, the Company has but one class of stock issued and outstanding, that being common capital voting stock having a par value of $0.001 per share. As of December 31, 2001 and the date of this document, there were 5,213,112 shares issued and outstanding of which 50,000,000 are authorized. Of the 5,213,112 shares currently issued and outstanding, 5,000,000 shares, all of which are owned and held by North Beck, are deemed "restricted" and cannot be transferred or sold in the absence of an effective registration statement covering the shares or an appropriate state and federal exemption. These shares represent over 95% of the total number of issued and outstanding shares.

The Company's current president, John Michael Coombs, has been an officer and director of the Company since the late-1970's. While attending school in San Francisco during the mid-to-late 1970's, Mr. Coombs became the Company's registered agent in California and was also appointed as an officer and director. As disclosed elsewhere herein, Mr. Coombs is also the manager and his family living trust is a member or partner of North Beck, the Company's majority and principal shareholder. See Item 7 of this Part I below titled "Certain Relationships and Related Transactions."


                                16


The Company has never been involved in any bankruptcy or insolvency proceeding of any kind and none its officers and directors has been involved, directly or indirectly, in any bankruptcy or similar proceeding. Neither the Company or any officer or director is involved in any pending litigation, nor is any litigation involving the Company or any officer or director threatened.

The Company, now a Nevada corporation, currently has no subsidiaries.
Presently, it is not involved in any joint venture with any other party. Other than issuing promissory notes in exchange for $50,000 that the Company borrowed in July 2001 at 7% interest per annum, the only contract to which the Company is a party is the mining lease agreement with North Beck, a Utah limited liability company that has free and clear title to such patented mining claims.

Management of the Company decided to keep the name "Anticline Uranium, Inc." because the Company has a history of engaging in mining in Utah. Also, based on new developments in the energy related fields and assuming a resurgence of interest in uranium, the Company might consider exploring for and developing uranium properties in Utah in the future as it did in 1955 through 1957.

At the present time the Company holds no patents or trademarks.

The Company currently has over $6,500 in cash and its lease, valued at zero, of the patented mining claims located near the town of Eureka in the Tintic Mining District of Juab County, Utah. The Company has carried its mining lease at North Beck's historical cost of zero. Neither Anticline nor its predecessors, namely, the Coombs Family and North Beck, have the information necessary to demonstrate "proven and probable reserves" as defined under Industry Guide 7. Put another way, because historical costs to date have been charged to operations as exploration costs, the carrying value on Anticline's financial statements is zero.

What cash the Company has as of this date has been generated from the $50,000 in loans made in July 2001, loans that bear interest at a rate of 7% per annum. Approximately $38,000 of these funds were expended in July 2001 in order to satisfy a substantial accrued tax liability with the California Franchise Tax Board (FTB).

The Company maintains executive offices or facilities at the office of its president located at 3098 South Highland Drive, Suite 323, Salt Lake City, Utah 84106-3085. Its telephone number is 801-467-2021 and its fax number is 801-467-3256. The Company does not pay rent for these office facilities.

The Company is not presently involved in any negotiations to undertake any type of merger, reorganization, joint venture or business combination transaction of any sort. The Board of Directors has simply determined that, among other things, they owe the shareholders the opportunity of reactivating the Company and doing something consistent with the Company's original objective of pursuing mining exploration and development in the State of Utah and otherwise providing the shareholders with potential liquidity by filing this Form 10-SB/A to become "fully reporting" and hopefully thereafter becoming listed on the OTC Bulletin Board for trading purposes. (By "liquidity," the Company means giving those persons who have held their shares since as long ago as 1955 the opportunity to dispose of their shares or otherwise realize their investment.) No agreement has been reached with any broker-dealer to make a submission to the National Association of Securities Dealers, Inc. (NASD) for the purpose of becoming listed on the OTC Bulletin Board and no assurance can be given that this or any of the Company's other plans or proposals can be accomplished.


                                17


Currently, the Company's only two directors are Mr. John Michael Coombs and Mr. Terry Pantelakis, both Salt Lake City, Utah, residents. Mr. Coombs serves as the Company's president and chairman of the board and Mr. Pantelakis serves as the Company's secretary/treasurer. Mr. Coombs is the Company's largest stockholder, having direct and indirect control of North Beck's 5,000,000 "restricted" shares, a number of shares representing approximately 95% of the Company's currently issued and outstanding shares. See Item 4 of this Part I below titled "Security Ownership of Certain Beneficial Owners and Management."

Overall Business Methodology and Plans

To First Develop and Explore the North Beck Claims and Secondarily, To Identify and Acquire Other Mining or Mineral Interests

The Company intends to become an exploration stage Company to search for prospective economic mineralization that could warrant development and production of gold, silver, uranium or other types of minerals. At present, there is no assurance that a commercially viable ore body or reserve exists in any of the Company's properties.

The Company intends to first concentrate its efforts on developing and exploring the North Beck claims comprising 470 acres, claims on which extensive geological reports and assays exist. See Item 3 below titled "Description of Properties"; see also the Jenny Lind Project Report attached hereto as Ex. 99.6. This report, a report authored in 1957, was a hugely expensive and time-consuming undertaking in its day. The North Beck claims lie directly within the parameters of the Jenny Lind Tract and the report extensively discusses the basic geology of the area, including the Sacramento and North Beck Mines, mines or shafts located on the North Beck claims.

As an alternative or secondary objective or strategy, the Company may seek to acquire additional mining properties that contain potential for development and exploration. This secondary objective is not a high priority because the Company believes that the North Beck properties contain excellent potential for exploration and development. Subject to a decision or determination by management that the North Beck claims are not worth exploring or further developing, the Company may seek to acquire additional mining properties, more than likely by way of lease, simply because no funds currently exist to acquire such properties in any other manner.

The Company's lease of the North Beck claims are subject to a royalty of three and one half percent (3-1/2%) of any net smelter returns in favor of North Beck, the lessor of the property. The claims are further subject to current property taxes and other standard burdens that do not materially interfere with the use of such property for mining purposes. For example, the surface rights to the property are also subject of a grazing lease. Anticline is obligated to spend as least $15,000 in development and exploratory costs on the property over the 5-year lease term. For more information concerning the actual terms and conditions of the lease agreement, reference is made to Exhibit 10.1 attached hereto.

The successful acquisition, development and exploration of gold and silver properties requires an assessment of the following which is not an exhaustive list thereof: assessment of possible recoverable reserves, future metals prices, availability of equipment, success of current exploration and production techniques, operating costs, and the existence of potential environmental and other liabilities. Such assessments are inexact and their accuracy is uncertain. Even an in-depth review of a property and the available records relating thereto, particularly in the case of property having three (3) separate mines or shafts, will not necessarily reveal all existing or potential problems or risks. Such review, including the current conditions of the mines or shafts, may not permit the Company to become sufficiently familiar with the property to


                                18


be able to fully assess its overall deficiencies and potential liabilities, let alone its potential. In many instances, normal or necessary investigations may not be able to be made. Furthermore, potential environmental problems are not necessarily observable or discoverable even after a close visual inspection has been made.

As set forth in the Risk Factors section at the beginning of this document, the Company's plans and objectives are subject to all risks inherent in the mining business, not to mention a host of environmental hazards and regulation. If exploration and mining operations were actually commenced on the North Beck claims, these risks and hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and environmental damage for which the Environmental Protection Agency (EPA) and/or the Utah Division of Oil, Gas & Mining (DOGM) might seek to extract fines or require the Company to post surety bonds. As the lessee, and to the extent liability for mining would not be shared with another, the Company bears all obligations and liabilities arising out of the exploration, development and mining of its properties.

The source and availability of raw materials is generally not believed to be a significant factor in the mining industry. Such raw materials include such items as drilling and other equipment, casing, tubing, drilling mud, storage tanks, pumping units and other equipment and supplies. Such items are believed to be commonly available from a number of sources.

The developmental and exploratory activities of the Company will be non-seasonal. The Company currently carries no inventory of equipment or supplies for any mining-related activities.

In the event that the Company discovers that it is not realistic or otherwise feasible to explore and develop the North Beck claims and it therefore abandons such efforts, the Company has stated above that it will alternatively seek to acquire other mining or mineral interests. The process for acquiring future mining interests may be lengthy due to the amount of investigation, both legal and geological, that may be required before the Company is comfortable in making an offer to acquire additional property. Also, investigation must be made of the compliance requirements of various applicable governmental agencies, all of which depends upon where the property is located. Upon acquisition, any newly acquired property will be extensively analyzed for possible workovers or operational changes that might allow for production or reduce past costs of operation, if applicable. These factors make it both difficult and expensive to acquire additional mineral properties.

If the Company does indeed pursue the second alternative of its business plan, the Company intends to concentrate its efforts on acquiring patented mining claims having proven reserves, properties that it believes would have significant or substantial potential for additional exploration and development. Based on convenience, current resources, and management's general knowledge of the area, the Company believes that, if it did so, it would more than likely concentrate its efforts on the acquisition of additional properties located within the Tintic Mining District.

Updating of Past Exploration Results and Feasibility Studies

Once the Company has identified and adopted a specific plan to first develop and explore the North Beck claims, a plan that takes into consideration the money and financing necessary to implement it, management believes that it will have to contract with external geological and environmental consultants to update exploration results, feasibility studies and environmental reports. This will be necessary to determine if the North Beck claims can in fact be permitted or if not why and what it would cost to pursue the permitting process.

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Alternatively and perhaps preferably, the Company would seek to joint venture develop with a major minerals producer. Obviously, if the North Beck claims cannot be permitted, and management knows of no reason why they would not be, the exploration permitting process will not be pursued and the Company will pursue its second business alternative.

Obtaining Permits for the North Beck Claims

Anticline must undergo an extensive state and federal permitting process prior to engaging in exploration activities on the North Beck claims, let alone extracting minerals. Operating and environmental permits will be required to be obtained from applicable regulatory bodies utilizing technical applications filed by the Company. Once it has obtained the necessary funding and financing to do so, the Company will identify external mining and geology consultants to assist it with preparing and filing permits with all applicable state and federal regulatory authorities. Reference is made to Risk Factor No. 27 above which briefly outlines the exploration and mining permitting process in Utah.

Plans At Such Time as Exploration or Mining Permits Are Obtained

At such time as the North Beck claims are in fact permitted for drilling and exploration, assuming they are, Anticline intends to use two basic approaches in order to generate profits and revenue: (i) sell or lease the permitted claims to a major mineral or precious metals producer; or (ii) enter into a joint venture agreement with a major minerals producer to extract and refine the minerals--- Anticline thereby receiving a royalty percentage of the gross revenues. Because the Company is a long ways from applying for any exploration or mining permits and because the Company does not even know what it would find in the event it did engage in exploration or actual mining activity, that these two approaches would in fact generate money or profit for the Company and its stockholders is considered remote.

Government Regulation

Though the Company is currently not operating any mining assets and lacks the capital to operate any mining assets in the immediate future, management believes it is important to be familiar with mining rules and regulations as they would affect or pertain to the North Beck claims.

The mining industry is subject to extensive and developing federal, state and local laws, rules and regulations relating to the exploration for, development, mining and production of precious metals, as well as other environmental and safety concerns. Legislation affecting the mining industry is under constant review for amendment and expansion, frequently increasing the regulatory burden. This is particularly true in the Tintic Mining District where lead, a substance highly toxic to humans, is present. Numerous agencies, federal, state and local, have issued rules and regulations applicable to the mining industry, some of which carry substantial penalties for failure to comply. Various laws, rules and regulations require permits for exploratory drilling and the maintenance of bonding requirements in order to conduct mining activity on a variety of scales. Such rules and regulations also regulate the spacing and location of mine shafts and provide requirements for surface use and restoration of land on which drilling activity is undertaken, the plugging and abandoning of shafts or holes, the prevention of waste and water pollution and the prevention and cleanup of pollutants. These departments and agencies often require periodic reports on development and production and other matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on an ever-larger number of potentially responsible parties. The Company is also subject to laws, rules and regulations covering occupational


                                20


safety and health matters. Because the requirements imposed by such laws and regulations frequently change, the Company is unable to predict the ultimate cost of compliance with these various requirements. The regulatory burden on the mining industry increases its costs of doing business and, consequently, affects not only its profitability but its ability to obtain financing or raise equity. Reference is again made to Risk Factor No. 27 above which briefly outlines the exploration and mining permitting process in Utah.

Some risk of costs and liabilities related to environmental, health and safety matters is inherent in the mining industry as a whole. As set forth in the numerous Risk Factors section listed above, in the event that the Company undertakes exploration or mining of the North Beck claims, the Company could incur significant and substantial costs and liabilities.

To the extent the Company ever commences development and exploratory operations, the Company will be subject to regulation by numerous federal and state governmental authorities. The most significant will be the federal Environmental Protection Agency (EPA), the Bureau of Land Management (BLM), the Occupational Safety and Health Administration (OSHA), and comparable or corollary state agencies. If the Company does not comply, meet or satisfy the various rules and regulations promulgated by these regulatory authorities, the Company would be exposed to fines, bars or other significant penalties. Even if the Company had the capability of employing others for extraction, milling and production, Anticline may directly bear many of these costs and/or liabilities. To date, the Company has not been ordered or required to spend anything on compliance with environmental laws because it is not currently operating any mining assets and the lessor or its predecessors have not done so since the 1950's. At the same time, however, there are no significant mineral tailings on the Company's mining properties to the knowledge of management and therefore, to the extent that either the EPA or a Utah state agency adopts or implements a program in the Tintic Mining District requiring the clean-up of any left-over environmental hazards, such is not expected to materially affect the Company or its affairs. Any such action is also not expected to materially affect the Company in that the lessor has indemnified and held the Company harmless from and against any environmental liability for activity done on the property prior to the existence of the August 10, 2001, mining lease agreement. See Exhibit 10(i) hereto.

Competition

To the extent that Anticline seeks to first develop, explore and possibly mine the North Beck claims, Anticline has no competition that it knows of other than from those major mineral producers with greater capital and possibly better properties, properties that have no doubt been better explored and developed. One of such major competitors is Chief Consolidated Mining, a fairly large publicly held company that operates the Trixie Mine in the Tintic Mining District and which has a major presence in the area.

As to the secondary aspect of Anticline's business plan, however, namely, acquiring additional patented claims and properties, Anticline competes with numerous junior mining and exploration companies to identify and acquire claims with strong developmental potential and to engage the foremost geological and environmental experts to assist with exploration, feasibility studies and the obtaining of permits. Because Anticline currently has no contract with, or other relationship to, anyone to help it identify additional claims and properties to acquire, it lacks a competitive advantage over many other junior mining and exploration companies that may have this capability. Furthermore, the fact that none of the Company's officers or directors are currently employed in the mining industry, and have not been in the past, gives the Company a competitive disadvantage over other companies that may have such people on its board or staff.


                                21


Because the Company has not yet implemented the second alternative phase of its overall business plan, and may never need or want to, the Company has not needed to identify any potential lease, acquisition or merger candidate. As a result, the Company is unable to realistically evaluate the type and extent of its likely competition in this regard. The Company is aware that there are several other mining companies that own property in the Tintic Mining District, it being an old and well established mining district, mining companies that also have only nominal assets and that are similarly searching for other business opportunities, including potential acquisition or merger candidates. The Company will be in direct competition with these other mining companies located in the Tintic Mining District in its search for business opportunities and, due to the Company's current lack of funds and capital resources, it may be difficult to successfully compete with these other companies.

Employees

Anticline has no employees. Depending upon the future prices of gold and silver, and possibly uranium, Anticline may hire consultants and independent contractors during the early stages of implementing its business plan. How such persons would be compensated has not yet been determined but it is conceivable that employees or consultants might be given stock options and the ability to exercise the same through the adoption of a formal employee and/or consultant compensation plan or program. If the ability to provide such consideration to employees and consultants requires the Company to file some type of registration statement with the Commission under the 1933 Act, the Company will consider doing so.

The Company has no immediate plans to retain employees until such time as its business plans warrant or justify the expense, or until the Company raises sufficient capital, or otherwise successfully acquires or merges with another entity or operating business and such a course of action thereupon becomes necessary or desirable. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Pursuit of Business Opportunities

Since the Company's reemergence as a mining exploration company, the Company's principal purpose is to pursue business opportunities and raise capital, thus permitting it to (1) develop and explore the North Beck mining claims, and (2) to alternatively acquire, by way of lease, other or additional mining or mineral claims and properties. The Company has no way of predicting whether or not these goals and objectives will or can be met.

Because of the Company's current financial situation, having only nominal current assets and no recent operating history, the Company has little choice but to pursue a variety of business opportunities that come its way. Preferably these opportunities would involve the development and exploration of the North Beck claims or at least involve another mining company. However, circumstances make it impossible to predict what business opportunity might be worth considering. In the event the Company does believe a proposal is in the best interests of its shareholders and it does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and in such event, there will be a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company following such transaction. Management has not established any specific standards or guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.


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Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event that the Company successfully completes the acquisition of, or merger with, an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of its inception. This could limit the pool of potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without substantial time, cost and expense.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will in fact be able to carry on future business activities beyond three years from today. As stated above, the Company's officers and directors have agreed to advance the costs necessary to maintain the Company's reporting obligations with the Commission for at least the next three years. Since the Company's president and a director is an attorney and can prepare the Company's annual and quarterly reports, the Company's only expense will be accounting and auditing costs and expenses. The Company estimates that this will be approximately $5,000 per year depending upon what the Company is doing, or has done during the year, that might justify additional auditing procedures or measures. Based on the representations of the Company's management, the Company will not have to raise any additional funds within the next twelve (12) months or longer in order to remain in good standing with the Commission and its various reporting obligations.

In spite of being able to meet cash needs that are currently anticipated, the Company has no way of predicting whether it will be able to sufficiently develop and explore the North Beck claims, whether it will be able to acquire additional mining properties by way of lease or otherwise in the event that its initial plan to develop the North Beck claims fails, or that it will otherwise be able to acquire or merge with an operating business, business opportunity or property at all, let alone one that will be of material value or benefit to the Company. See the subheading below titled "Need for Additional Capital or Financing and Risks Associated Therewith." In the event that the Company cannot successful achieve this goals over the next three years, the Company does not believe that it will able to continue.

As stated elsewhere herein, management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities, all in order to obtain the capital or financing necessary to develop and explore the North Beck claims. The Company currently has no commitment or arrangement, written or oral, to lease or acquire any additional mining properties or participate in any business opportunity of any kind and management cannot predict the nature of any potential business opportunity it may ultimately consider, let alone enter into. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Reference is made to the Risk Factor section at the beginning of Part I of this document and after the Table of Contents. These Risk Factors constitute a variety of things that a person investing, or seeking to invest, in or with the Company needs to seriously consider.

Sources of Business Opportunities

Management of the Company intends to search for capital and other business opportunities as a means of financing its effort to develop and explore the North Beck claims. These efforts involve a number of risks.


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Efforts to search for capital and other business opportunities include but are not limited to the use of employees, independent contractors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community, other mining companies, and others who may present management with unsolicited proposals. Because of the Company's lack of the necessary capital to currently pursue the development and exploration of the North Beck claims, the Company will more than likely not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources not otherwise associated with the Company, sources that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with any particular consultant or other expert or professional regarding the Company's search for business opportunities.

If the Company elects to engage an independent consultant, it intends to look only to consultants that have experience in working with small public companies in search of an appropriate business opportunity. Also, the consultant will preferably have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would like to engage a consultant that will provide services for only nominal up-front consideration, a consultant who would be willing to be fully compensated only at the close of a business acquisition or combination.

Though the Company's main objective is the development and exploration of the North Beck claims, the Company does not intend, and does not believe it can afford, to limit its search for business opportunities to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded or its mining property marketed in some fashion. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation of Business Opportunities and Business Combinations

In order to raise capital to implement a development and exploration program relative to the North Beck claims, the Company will need to be able to evaluate potential business opportunities. These evaluation efforts and criteria involve risk and uncertainty.

Once the Company has identified a particular entity as a potential acquisition target or merger candidate, management will seek to determine whether the acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information made available to them. As stated in the previous section, management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors


                                24

including potential benefits to the Company and its shareholders; similarity of business such as a business also involved in the precious metals or gold and silver mining business; working capital; financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity being analyzed.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately appreciated or quantified prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available for acquisition may involve new and untested products, processes or market strategies that may not ultimately prove successful.

Form of Potential Acquisition, Merger or Reorganization

Though the Company would prefer to obtain enough capital to develop and explore the North Beck claims or at least merge or undertake an acquisition with another mining company, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, limited liability company or other form of organization; however, the Company does not intend to participate in opportunities through the purchase or other acquisition of minority stock positions.

Need for Additional Capital or Financing

Management does not presently intend to borrow any funds to carry out its business plan. However, the Company will need to raise capital to fund the development and exploration of the North Beck claims. Since management has ruled out borrowing money for this purpose, the only method available to the Company would most likely be the private sale of its securities. These possible private sales would more than likely have to be to persons known by the directors and officers of the Company or to venture capitalists or "accredited investors" that would be willing to accept the substantial risks associated with investing in a mining exploration company with limited history, no current operations, relatively inexperienced management, and limited capital. At present, and other than its current officers and directors, the Company is not aware of any particular person who would be willing to privately purchase any of the Company's securities.

Based upon the current financial condition of the Company, it is unlikely that it could undertake a secondary offering of securities or be able to borrow any significant sum from either a commercial or private lender to carry out its business plan. Management will attempt to acquire funds or financing, if necessary, and as circumstances dictate, on the best available terms. Specifically, because it currently lacks the capital necessary to implement a development and exploration program or plan on the North Beck claims, there can be no assurance that the Company will be able to obtain additional funding or financing for this purpose, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company.


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Possible Sales of Shares by the Company's Majority Stockholder

In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of a substantial number of shares presently held by North Beck Joint Venture, LLC, and controlled by the Company's president, Mr. John Michael Coombs, to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate any such terms or conditions. However, if any such situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating any such arrangement. Under this scenario of a possible sale or other disposition by Mr. Coombs of North Beck's substantial stock position, it is unlikely that similar terms and conditions would be offered or presented to all other shareholders of the Company or that the remaining shareholders would be given the opportunity to approve such a transaction.

Finder's, Agent's or Broker's Fees

In the event the Company is acquired or it acquires someone else or something else, a finder's, agent's or broker's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of any such fee, although it is likely that an appropriate fee will be based upon negotiations by and among the Company, the appropriate business opportunity, and the finder or broker, if any. Management cannot at this time estimate the type or amount of any potential finder's broker's or agent's fee that might be paid.

Though possible, it is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee were paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of usurpation of a corporate opportunity. Further, in the unlikely event that a finder's, broker's or agent's fee was paid to an affiliate, the Company would likely, though not necessarily, have such an arrangement ratified by the shareholders in an appropriate manner or otherwise obtain a fairness opinion.

It should also be noted that finder's, agent's or broker's fees in the types of situations contemplated herein are frequently substantial and no assurance can be made that any such fee would not in this case be substantial or not otherwise entail the issuance of as much as a million or more common capital shares. It is also possible that the Company will engage consultants to assist and advise the Company with respect to its capital and financial structure, particularly for the purpose of making itself suitable for a business combination of some sort. Such persons, if the Company does in fact retain any, would NOT be compensated as finders, brokers or agents.

In certain circumstances, finders, brokers or agents may be deemed "underwriters" as that term is defined in the 1933 Act. Such persons must therefore take care to ensure that they do not engage in an unlawful distribution of any securities they so acquire in a transaction involving the Company.

Potential Conflicts of Interest

Presently, it is believed to be highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters, if any, have an ownership interest. Any possible related party transaction of this type would likely have to be ratified by a


                                26

disinterested board of directors and possibly, by the shareholders. Whatever would happen, management intends do whatever it believes is necessary to fully and completely comply with Nevada corporate law. See, e.g., Nevada Revised Statutes (NRS) 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors". Nevada also has a statute titled "Combinations with Interested Stockholders." NRS 78.411 through 78.444, inclusive. The Company, in Article Fourteen of its Articles of Incorporation, has opted-out of this provision in accordance with NRS 78.434. In addition, Article Fifteen of the Company's Articles of Incorporation further provides, among other things, that a transaction with or involving a director or officer shall not be void simply because such person is an officer or director of the Company. See Articles Fourteen and Fifteen of Exhibit 3.1(iii) hereto, a copy of the Company's Articles of Incorporation. Management does not anticipate that the Company will acquire or merge with any related entity or person. Further, as of the date hereof, none of the Company's officers, directors, or major shareholders have had any preliminary contact or discussions with any specific business opportunity, directly or indirectly, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity. There are also no mining properties, other than those the Company currently owns and holds by way of lease agreement, that the Company is currently evaluating.

Rights and Participation of Shareholders in Acquisition Matters

It is presently anticipated by management that prior to consummating a possible acquisition, merger or other reorganization transaction, including the acquiring of additional mining properties, the Company, if required by relevant state laws and regulations, will seek to have the transaction approved or ratified by shareholders in the appropriate manner. However, under NRS 78.320 titled "Stockholders' meetings: Quorum; consent for actions taken without meeting; participation by telephone or similar method" certain actions that would routinely be taken at a meeting of shareholders may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take corporate action at a formal meeting of shareholders. Here, the Company's president, Mr. Coombs, controls approximately 95% of the Company's issued and outstanding shares.
Thus, if Mr. Coombs decided by written consent to consummate an acquisition, merger or other reorganization transaction, Nevada corporate law provides that minority shareholders would not be given the opportunity to vote on the issue. Put another way, the Board of Directors has the discretion to consummate an acquisition or merger by written consent of a majority of the Company's voting power if it is determined to be in the best interests of the Company to do so. One of the possible reasons such would be in the best interests of the Company would be to save time or reduce costs.

Nevada law further provides that unless the written consent of a majority of the shareholders entitled to vote is obtained, notice of a meeting shall be given at least ten (10) days before a meeting is held and not less than 60 days. NRS
78.370 titled "Notice to stockholders." Regardless of whether an action to acquire or merge is ratified by noticing-up and holding a formal shareholders' meeting or by written consent, the Company is committed to providing its shareholders with complete disclosure documentation concerning a potential target business opportunity, including appropriate audited financial statements of the target to the extent the same can be made available at the time. It is anticipated that all of such information will be disseminated to the shareholders either by means of a proxy statement prepared in accordance with
Schedule 14A promulgated under the Exchange Act in the event that a shareholders' meeting is actually called and held, or by information statement prepared and disseminated in accordance with Schedule 14C promulgated under the Exchange Act in the event the corporate action is approved by the written consent of a majority.


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Facilities

The Company is currently using as its principal place of business the law office address of its president, John Michael Coombs, located in Salt Lake City, Utah. The Company has no written agreement and pays no rent for the use of this facility. Even if it had the capital, the Company has no current need or plans to secure commercial office space from which to conduct its business. Until such time as the Company develops and explores the North Beck mining claims or completes an acquisition, merger or other reorganization transaction, the type of business in which the Company will be engaged and the type of office and other facilities that it will require is unknown.

Why the Company Is Filing This Registration Statement

The Company is voluntarily filing this registration statement on Form 10-SB/A in order to make information concerning itself more readily available to its existing 1,638 shareholders, including those persons and entities who might be interested in doing an acquisition of some type or nature with the Company. The Company is also filing this registration statement for the purpose of thereafter attempting to become listed on the OTC Bulletin Board. Management believes that being a "reporting company" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will also provide a prospective merger or acquisition candidate with more thorough and comprehensive information concerning the Company and otherwise make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate.

By filing this registration statement, the Company shall obligate itself to file with the Commission certain interim and periodic reports, including an annual report on Form 10-KSB and quarterly reports on Form 10-QSB. The Company is willing to assume the cost and expense of these responsibilities and its officers and directors have committed themselves to advancing these costs and expenses for at least the next three years if the Company is unable to generate the cash on hand necessary to cover these expenses directly. The Company also intends to continue to voluntarily file its periodic reports under the Exchange Act in the event its obligation to file such reports is, for some reason, suspended.

General Background of the Gold and Silver Mining Industry in Utah

The following discussion is intended to give the reader a basic historical reference for Tintic Mining District as a whole, the area where the Company's North Beck mining claims are located. This discussion may also give the reader a backdrop or context as to why management believes that the North Beck claims are worth developing and exploring, claims that are believed to contain commercial deposits of gold and primarily silver.

Geologic processes concentrate gold into two principal types of deposits:
lode (or primary) deposits where gold is deposited by gold-bearing solutions within rock formations; and placer (or secondary) deposits where gold-bearing rocks are eroded and the free gold is concentrated in stream beds. Historically, most prospectors began their search for gold by looking for placer deposits because they offered quick returns with simple equipment. The discovery of placer deposits often led to the discovery of lode deposits. In Utah, primary or lode gold deposits have proven more lucrative and economical than placer deposits.

The first gold discovery in Utah was reported in 1858 at Gold Hill in Tooele County west of Salt Lake City, an area later to become known as the Clifton Mining District. In 1863, placer gold was discovered in the foothills west of Salt Lake City, an area later to become known as the West Mountain (currently


                                28


Bingham) Mining District, the first designated mining district in Utah. The Bingham placers were the largest and most productive ever discovered in Utah, yielding about $1.5 million in gold during the 1800's. However, by 1900, these placers were largely depleted.

In 1869 precious metals were discovered in the Tintic region of Juab County, the location of the North Beck claims. This changed the economic and industrial destiny of Juab County. The towns of Diamond, Silver City,
Mammoth, and especially Eureka became the main areas of the Tintic Mining District which, by 1899, was labeled one of the foremost mining districts in the United States. From 1870 to 1899, the Tintic Mining District produced approximately $35,000,000 in mineral wealth. The metals in Tintic consisted of silver, gold, copper, lead, and zinc. Today, mining operations continue on a small scale.

In 1870, another gold placer was discovered in Tooele County, Utah, later to become known as the Mercur (Camp Floyd) Mining District. With the advent of the newly developed cyanide leaching process around 1889, almost 2 million tons of gold ore were treated, producing, between 1890 and 1900, over 380,000 ounces of gold worth about $8 million at the time.

In the late 1880's and early 1900's, gold placer mining was conducted along the Colorado, San Juan, and Green Rivers areas of Utah and their tributaries. Early gold-producing districts, some mining gold as a by-product of other metals, included the Tintic Mining District in Juab County.

During World War I (1914-1918), gold production in Utah declined and many gold mines closed due to a shortage of manpower, decreasing ore reserves, and increasing costs. During the depression in the early 1930's, gold mines were brought back to life and prospectors actively searched the known and little-known gold producing areas of Utah. Gold production increased rapidly when the government-regulated price of gold was raised in 1934 from $20.67 to $35.00 per ounce. This interval of increased productivity ended during World War II when gold mines were closed in 1942 by the War Production Board and were not permitted to reopen until the war ended. By-product gold, such as the gold recovered with the copper ores, accounted for most of the gold produced during the war.

After the war, some Utah gold mines remained closed due to the fixed selling prices and rising operation costs. The active Utah gold-producing areas at this time included the Tintic and East Tintic Mining Districts, among others, although some only operated intermittently or produced small amounts.

In 1968, gold's fixed price of $35.00 per ounce was terminated and its price increased, reaching more than $800 per ounce in 1980. Since then, the price of gold had been in the range of $300 per ounce to $500 per ounce; however, in the last three years it has dropped below $300 and has just recently risen back above $300 per ounce where it is today. Gold is thus trading at historically low levels. However, based on the fact that gold has recently broken through the $300 benchmark level or area of resistance, management believes that there is a likelihood that the price of gold may get stronger in the future and obtain higher levels. This is also true of silver, which in recent years past has similarly traded at historically low levels.

According to the State of Utah's web site, precious metals exploration and development continues modestly in Utah today. Even with the current depressed price of gold and silver---or perhaps in anticipation of this trend reversing itself---old mining districts are being re-explored and in some cases, revived using new technologies. Recent major gold developments in Utah include


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operations in the Bingham, Mercur, Goldstrike, Tintic and the East Tintic Mining Districts. Once again, the Tintic District is where the Company's properties are located.

Current Outlook for Gold and Silver Mining in Utah

This section is submitted as a means of communicating to the reader the general economic conditions in Utah for gold and silver mining and to also give the reader an understanding what competition the Company might face.

The annual Summaries of Mineral Activity in Utah authored by the Utah
Geological Survey (UGS) and the Office of Energy Resource and Planning indicate that precious-metals production in Utah between 1997 and 2000 has, overall, been on the decline. (The USG's Summary of Mineral Activity in Utah for 2001 is not yet available.) Metal prices for copper, molybdenum, silver, and gold has closed during these years, and more recently, at multi-year market lows. If this pricing doesn't improve---and some experts think it may ---the future production value of base-and precious metals in Utah could be significantly affected. The value thereof may further decline moderately in the near future due to declining production levels from nearly all producers, not to mention the national economic slowdown which commenced at the end of 2000. Due to the depressed price of gold over the last few years, American Barrick's Mercur Mine in Tooele County, for example, produced only a modest amount of gold until it was closed in 1998. Kennecott's Bingham Canyon mine in Salt Lake County, which produces more than two-thirds of Utah's precious metals as a by-product, and Kennecott's Barney's Canyon Mine in Salt Lake County, produced less gold in 1998 than 1997 due to mining lower grade gold-bearing ores. Precious metals production is expected in 2001 to be mixed with a decrease in gold partially offset by an increase in silver. The anticipated re-opening of two small mines may add to the overall level of both precious-and base metals production. However, exploration for both base and precious metals is expected to remain relatively low.

For calendar year 2000, the U.S. Geological Survey (USGS) had ranked Utah fourth among the 50 states in gold production and fifth in silver production. For 1999, the USGS ranked Utah fifth in both silver and gold production.
These last 2 years are slightly down from 1997, for example, in which the USGS ranked Utah third among the 50 states in gold production and fourth in silver.

Gold production statewide in 2000 was estimated to be nearly 700,000 Troy ounces (oz) (21,800 kg), a substantial increase from the 470,000 oz (15,000 kg) produced in 1999 and the 450,000 oz (14,000 kg) produced in 1998. Gold is produced from two surface mines owned by Kennecott Corporation: one primary producer (Barneys Canyon mine) and one by-product operation (Bingham Canyon mine), both located in Salt Lake County. Several small mines in the state are known to produce minor amounts of precious metals, but metal-specific production is not reported and thus not included in the above totals. Barneys Canyon mine is expected to exhaust its ore reserves in late 2001, but it will continue to produce gold for several years at a reduced rate until its leach pads are depleted. For 2000, silver production statewide was estimated to be approximately 4.0 million oz (0.124 million kg), nearly 300,000 oz (9,300 kg) more than in 1999. Silver was produced as a by-product metal from the Bingham Canyon mine.

According to the UGS's latest Summary of Mineral Activity in Utah, during the year 2000, the Utah Division of Oil, Gas and Mining (DOGM) received 11 Large Mine permit applications (5 acres [2 hectares] and larger disturbance) and 56 new Small Mine permit applications (less than 5 acres [2 hectares] disturbance). All of the Large Mine permit applications were made to change from Small to Large Mine status. These numbers represent an increase of six


                                30


Large Mine permit applications and a decrease of one Small Mine permit application compared to 1999. New Large Mine permits include seven dimension stone quarries, two limestone quarries (aggregate), one gypsum quarry, and one dimension stone mill site.

During 2000, Utah had 85 active Large Mines (excluding sand and gravel) that are grouped by industry segment as follows: base metals---4, precious metals ---1, coal---12, and industrial minerals (including gemstones, geodes, and fossils)---68. One hundred and four Small Mines reported production in 2000, 24 more than in 1999. Small Mines are grouped as follows: base metals---1, precious metals---13, industrial minerals---90 (including building, decorative and dimension stone, gemstones, fossils, and geodes).

In December 2000, DOGM sent 427 annual report questionnaires to all Large and Small Mine permit holders. By March 13, 2001, 331 reports had been received. Sixty-four Large Mines and 111 Small Mines reported production. Several reporting mines produced more than one commodity.

Current Mining Outlook and Trends for the Tintic Mining Districts

From 1999 through 2000, Chief Consolidated Mining ("Chief Consolidated"), continued exploration and rehabilitation work on its East Tintic properties in Juab County. In 1999, most of the work was concentrated on rehabilitating the Burgin mill, rehabilitating workings and underground long-hole drilling in the Trixie mine and acquiring the necessary operating permits. The Burgin mill was completely rehabilitated with new gravity and floatation circuits and has a rated capacity of 240 stpd (380 mtpd). The mill will initially process ore from the Apex, Eureka Standard, and Trixie mines. Future mill feed could come from numerous other mines controlled by Chief Consolidated, including the Burgin, Plutus and Iron Blossom.

Management of Anticline is informed from employees of the Utah Geological Survey
(UGS) that the Trixie mine discovered a potentially valuable gold vein during the summer of 2001. The Trixie is located within about 8 miles of the Company's property. The USG also informed Anticline's president that the reason gold can, and is being, mined in the Tintic Mining District, in spite of the current depressed price of gold, is because the grade of gold recovered in the District is unusually high. That is to say, because of the high concentration of gold in the ore recovered, substantial amounts of ore do not have to be processed. This fact reduces the cost.

No drilling was done in 2000 on the Burgin, Eureka Standard, or Apex properties located in the Tintic Mining District. Information for 2001 is not available from the UGS. To the knowledge of the Company, no decision has been made by the Utah Division of Water Rights on dewatering the Burgin mill and mine and no further work is expected on the property until a dewatering permit is granted. Once a dewatering permit is obtained and the water in the mine can be removed, the Burgin mill and mine will be able to operate again. The Burgin is located approximately 10 miles from the Company's property.

The Company mentions the foregoing because in the event that a mining program were initiated on the Company's property and the necessary permits were obtained, minerals could likely be processed at the Burgin mill (if then operational) or possibly in conjunction with the minerals obtained from the Trixie mine.

Uranium

Anticline presents this discussion of uranium as relevant to the second alternative or phase its business plan, namely, acquiring additional mining and mineral properties by way of lease or otherwise and only in the event that its proposed and desired development and exploration of the North Beck claims proves untenable.

                                31


Uranium, formally known as Uranium Oxide (U3O8), is obtained from uranium concentrate commonly referred to as "yellowcake". Uranium is used almost solely to fuel nuclear reactors and is typically sold under long-term contracts. The Company believes that the price for yellowcake has the potential to strengthen over the next decade for a number of reasons: (i) demand for uranium will increase during the next decade as numerous new nuclear reactors are built and brought on-line and (ii) world production supplies approximately 55 percent of annual consumption with the remainder supplied from inventory draw-downs. This latter fact means that current stockpiles are estimated to contain as little as one year of reserves.

Uranium exploration and mining took hold in the 1950's and early 1960's as demand for weapons grade nuclear material and nuclear power began. These decades are depicted as a "uranium rush" as numerous mines and processing mills were developed or built in the major uranium producing countries across the world. The demand for uranium continued into the 1970's and uranium prices peaked at $43 per pound in 1979. The uranium price increases continued to drive production increases as new mines were developed throughout the 1970's.

Stockpiles were set aside to meet expected future demand for uranium. With the Three Mile Island disaster, the OPEC oil crisis and consequent stabilization in demand for energy, and later the Chernobyl disaster, interest in nuclear power dramatically declined. Stockpiles continued to build-up during the early and mid-1980's as production decreases did not match demand decreases. Since the mid-1980's, uranium supplies have been plentiful and demand has increased only slowly. Numerous mines and processing facilities have been shut down over the last 15 years. Uranium prices reached a low in 1994 at $7 per pound. Since that time (and based on factors indicated above), uranium prices have begun to rise.

Uranium ore is mined using one of three methods: (i) traditional open-pit mining for shallow deposits, (ii) traditional underground mining for deep deposits, and
(iii) in-situ leaching for specific sandstone-hosted deposits. Traditional mining methods use labor and capital equipment to extract ore from the ground.

The in-situ leaching process uses oxygen that is added to native ground water to react with uranium. Traditional mining methods are capital intensive, difficult to obtain environmental permits for, and take longer to bring on stream. The in-situ leaching process can be started quickly, is considered environmentally benign, and has lower operating costs. Heap leaching, a second leaching method, can be used with traditional mining methods to reduce the handling of heavy ore.

Heap leaching uses chemicals that are distributed through piles (heaps) of ore on the surface. The chemicals react with the uranium in the ore, the solution is captured, and the uranium is recovered from the chemicals. If the Company decides to pursue uranium mining and exploration as it was incorporated to do in 1954, the Company anticipates that it would primarily focus on obtaining claims for properties where leaching extraction methods can be used.

Current Outlook for Uranium Mining in Utah

Because of the continued weak market for uranium, no uranium or vanadium ore was mined in Utah during 2000. To management's best knowledge and information, data from the USG is not available for 2001. International Uranium Corporation's White Mesa mill located near the town of Blanding in San Juan County, Utah, was idle throughout 2000 though it was open in 1999 to process both conventional ores and alternate feeds, including uranium-bearing waste from defense sites. Though permits were issued by the Utah Department of Environmental Quality in mid-March 1999, U.S. Energy Company's Shootaring Canyon mill in Garfield County was also idle during 2000 and no milling is planned until is a significant increase in the price of both uranium and vanadium occurs.


                                32

In spite of the weakness in demand for uranium and vanadium over the last several years, the uranium-vanadium industry may be in for a modest revival in the Colorado Plateau region of southeastern Utah and southwestern Colorado.
This revival, if it does occur, will be attributed to a price increase for uranium and vanadium resulting from last year's energy shortage and rolling black-outs in the State of California and the renewed interest in nuclear energy as an alternative fuel and energy source. If this renewed interest in nuclear energy does indeed materialize, the demand for uranium may increase dramatically over the next few years. Whether these events would result in sustained increased prices of nuclear industry-related metals remains to be seen.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation

Selected Financial Data

Because Anticline has no exploration, development, or production activities, selected financial data would not be particularly meaningful. Reference is made to the audited financial statements of Anticline included in Part F/S incorporated into this document below.

Fiscal Years 1954 through 2001

The Company raised $282,000 in 1955 and by 1957 or 1958, it had spent all or most of its money prospecting for and developing uranium mining properties in Utah. From approximately 1958 until August 6, 2001, the Company was a defunct and inactive entity with no income or operations since the late 1950's. Between approximately 1958 and March of 2001, when efforts were made to petition the Third Judicial District Court in and for Salt Lake County, State of Utah, for a court ordered shareholders' meeting, the Company had no substantial activity.

Since August 6, 2001, the date the Company received a Certificate of Revivor from the California Franchise Tax Board, Anticline has not conducted any business activity that resulted in revenues other than in the nature of nominal interest income derived from what cash was sitting in its bank account. See Part F/S below. All of its activities between August 6, 2001 and now have been devoted to achieving good standing with the California Franchise Tax Board, changing its domicile, restructuring itself and otherwise establishing a business plan and plan of operation.

During 2001, Anticline has incurred, and is incurring, accounting costs and other expenses in connection with the preparation and filing of this Form 10-SB/A registration statement. The total expenses, offset by $923 of interest income and income from a grazing lease, resulted in a loss for the twelve months ended December 31, 2001 of $8,753. Funding of these and other expenses was from the $50,000 of working capital provided by certain lenders mentioned above.

Liquidity and Capital Requirements

The working capital of Anticline at December 31, 2001, was $6,667. Once again, the Company's existing working capital has been funded by a total of $50,000 in loans accruing interest at 7% per annum, loans that may or may not someday be converted to equity. These loans also do not require interest payments until the dates they are due, which are three years after each was issued.

Anticline will be able to satisfy its cash requirements for not only the next 12 months but at least for the next three years in that its officers and directors have committed themselves to advancing what funds are necessary to satisfy the


                                33


Company's cash requirements and keep it current in its 1934 Exchange Act reporting obligations. This includes doing whatever is necessary to ensure that Anticline does not breach its lease agreement with North Beck. At the same time, when it comes to implementing the first phase or goal of its business plan, namely, developing and exploring the North Beck claims, the Company will require additional financing. See "Description of Business" section in Item 1 of this Part above. Management believes this amount may be substantial depending upon a variety of factors such as the price of gold and silver over the next year or two, something that cannot be predicted. Anticline currently has no sources of financing, including bank or private lending sources, or equity capital sources. Anticline also cannot assure anyone that it will be able to develop any sources of financing in the future. Further, the Company is unable to guarantee that at the expiration of three years from now, that individual members of management will continue to loan or advance the Company sufficient money to make it continue as a going concern.

To implement its business plan and develop and explore the North Beck claims, Anticline will need substantial additional funding. Because these requirements are in the more distant future, management has not yet begun to develop methods or plans of financing. Management expects that it will use equity, debt and other arrangements such as joint ventures to fund these stages of its business plan to the extent such is or may be necessary.

Contingency Planning

The Company has few assets and limited capital and with no operations and nominal income. Once again, the costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for out of loans that the Company was able to obtain from certain individuals, loans which accrue interest at 7% per annum.

It is anticipated that the Company will require only nominal capital to maintain its corporate viability and necessary funds will be provided by the Company's existing cash reserves and from its officers and directors for at least the next three years. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is otherwise able to obtain significant outside financing, the Company may not be able to achieve its operational goals. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing."

Plan of Operation

During the next twelve (12) months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures and in the further expectation of raising the capital necessary to implement a serious development and exploration program on the North Beck claims. As stated in the "Description of Business" section above, Anticline's secondary or alternative plan of operation will be to acquire additional mining and mineral properties, including those involving uranium, if it turns out that development and exploration of the North Beck claims is, for some reason, unfeasible. Having issued five million "restricted" shares in consideration for the acquisition of the North Beck claims (by way of lease), management believes that its first priority is to concentrate its efforts on raising capital and exploring the North Beck properties. Management's intention is that exploration will not occur during the next twelve months.

Our mining lease is in the exploration stage; no engineering evaluations have been obtained reflecting proved or probable reserves. As such, historical costs have been charged to operations as exploration costs and no costs have been allocated to a carrying value of the mining lease as an asset on our financial statements. See Part F/S of Part II below. Management believes that the North


                                34


Beck claims are valuable and that they may contain commercial quantities of gold, mostly silver. This belief is not only based on the Jenny Lind Project Report attached hereto as Ex. 99.6 but also on personal discussions that the Company's president has had over the years with principals of Centurion Mines Corporation during the late 1980's and early 1990's (and even more recently) when Centurion Mines Corporation leased the North Beck claims from Mr. Coombs's Family on substantially the same terms and conditions as Anticline is now leasing them. In order to test or determine management's good faith belief as to the potential value of the North Beck claims, the Company will need to develop and explore the properties. This will require additional capital.

In its search for business opportunities and capital, management intends to follow the procedures outlined in Item 1 above. Because the Company lacks substantial cash and other immediate capital resources, the officers and directors are committed to advancing funds to the Company until such time as a successful business combination or consolidation can be made, funding is otherwise received, or at least for the next three years, whichever comes first. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing."

Management intends to hold expenses to a minimum and to obtain expert and other services on a contingency basis when it can afford them. The Company's directors and officers intend to defer any compensation that might be due or owed them until such time as capital can be raised or an acquisition or merger of some kind can be accomplished and they will strive to have the business opportunity remunerate them. If the Company engages outside advisors or consultants in its search for capital and other business opportunities, the Company will have to make a determination as to how such persons will be compensated.

The Company has not made any arrangements or definitive agreements as yet to use outside advisors or consultants or how to go about raising any capital. So far, its efforts have been concentrated on getting this registration statement filed and cleared. As stated elsewhere herein, however, to the extent the Company needs to raise capital to implement its business plan, a likely method available to the Company would be the private sale of its securities. Because of the nature of the Company as a mining exploration company, not to mention its current financial condition, it is unlikely that Anticline could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. The Company also knows of no one at this time who would be willing to purchase any of its securities in or through a private sale.

The Company does not intend to use or hire any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing."

ITEM 3.  Description of Properties

Executive Offices

The Company's executive office is located at 3098 South Highland Drive, Suite 323, Salt Lake City, Utah, 84106-3085. Its telephone number is 801-467-2021 and its fax number is 801-467-3256. This is also the business office address of its president. The Company pays no rent for the use of this address or facility. The Company does not believe that it will need to maintain any other or additional office at any time in the foreseeable future in order to carry out its plan of operations described herein. Anticline believes that the current facilities provided by its president are adequate to meet its needs until it becomes more fully operational.


                                35


The North Beck Mining Claims Acquired By the Company By Lease Agreement

The North Beck Mining Claims acquired by the Company on August 10, 2001 by way of lease agreement with North Beck Joint Venture, LLC ("North Beck"), a company controlled by Anticline's president, are located in the Tintic Mining District of Juab County, State of Utah, approximately 80 to 90 miles south of Salt Lake City and directly west of, and adjacent to, the town of Eureka. For a discussion of the current events and conditions in the Tintic Mining Districts, see the section above titled "Current Mining Outlook and Trends for the Tintic Mining Districts." Anticline's properties, which were at one time owned by the North Beck Mining Company, a Utah corporation, and which the Coombs Family acquired in 1974 and has owned ever since, lies within the Jenny Lind tract of the Tintic Mining District of Juab County, Utah. The precise legal description of these 470.097 acres is contained in Exhibit "A" to the mining lease agreement, itself attached hereto as Exhibit 10.1. The legal description is also contained in Ex. 10.2.

Though the reader may wish to review the lease agreement itself, Ex. 10.1 hereto, the major terms of the lease agreement are summarized as follows:

Anticline is obligated to spend $15,000 over the 5-year lease term in exploration, mining, development or similar costs for the benefit of the North Beck claims. Any shortfall at the end of the 5-year lease period is due and payable in cash to North Beck. Management believes and understands that this provision is typical in a mining lease agreement of this nature. North Beck has also agreed to indemnify and hold Anticline harmless from any Environmental Protection Agency (EPA) claim or claims by a similar state agency based solely on past mining contaminations or other environmental violations or damage. The mining lease contains an option to buy the property from North Beck for $3,000,000. The lease expires on August 9, 2006. The lease provides Anticline with the option to renew the lease in 5-year renewals on substantially the same terms and conditions.

Under the lease, Anticline is also obligated to pay a 3.5% net smelter royalty to North Beck on all mineral-bearing ores sold, which is due and payable 45 days after payment is received from the smelter or buyer. The mining lease agreement also gives a credit to Anticline for the first $30,000 of net smelter royalties owed to North Beck as a result of the 5,000,000 shares issued to North Beck as lease consideration. Once again, management believes and understands that providing a credit for net smelter returns is fairly typical in a mining lease agreement of this nature and such a provision has been in other mining leases involving the North Beck claims.

A spur line of the Union Pacific Railroad lies directly across the street from the North Beck claims.

The North Beck claims are also located directly across a paved road from the Bullion Beck Mill and the Bullion Beck properties, properties discussed on pp. 14-15 and 30 of the Jenny Lind Project Report attached hereto as Exhibit 99.6. In addition, the Gemini Mine is but a few hundred feet away from the property. The Gemini Mine is also discussed at length on pp. 13-15, 30, and 54 of the attached Jenny Lind Project Report.

The Company's property contains three (3) separate mines and numerous prospecting pits. One of the mines is as deep as 1,000 feet, another is reportedly 1,600 feet deep.

The mineralization of interest in the North Beck claims is of the siliceous copper-gold-silver category with minor amounts of lead and zinc. See pp. 19-25 of the Jenny Lind Project Report attached hereto as Exhibit 10.1.


                                36

The Sacramento Mine

One of the two deepest shafts or mines located on the property, one that also contains a headframe, is called the Sacramento. This mine is located along Cole Canyon Road just west of Eureka. Access to the site can be gained by the interconnection of secondary dirt roads. From downtown Eureka, the intersection of the secondary road is located 0.8 miles west along U.S. Highway 50 and 6 and approximately 0.3 miles west of the Bullion Beck Headframe. Following the dirt road north and bearing east, the shaft is found on the western side of the road and adjacent to the first major dump up Cole Canyon. The road has a small washout near the highway and may require minor grading for stream crossing.

According to data from the Abandoned Mine Reclamation Program, a program instituted and overseen under the auspices of the Utah Department of Natural Resources, Division of Oil, Gas and Mining (DOGM), the Sacramento is a 14 x 19 foot vertical shaft presumed to be at least 1,000 feet deep and closing to 12 x 20 feet at 8 feet deep. During the 1990's, the Abandoned Mine Reclamation Project measured the Sacramento to a depth of 563 feet where resistance to further probing was met. At this depth the shaft was believed to be bridged or caved. The shaft has a flat concrete collar which, according to the Abandoned Mine Reclamation Program, appeared stable.

In the mid-1990's, with the permission of North Beck Joint Venture, the owner, the Abandoned Mine Reclamation Program covered over the Sacramento by placing a mesh and concrete grid over the hole as outlined under Section 0250 of the DOGM's Mine Closure Rules. It also made provisions for drainage control by constructing a 12 inch berm around the perimeter of the shaft as further described in Section 0250 of the Mine Closures Rules.

The North Beck Mines or Shafts

A second deep mine or shaft on the property is called the North Beck. This site is located to the north of the dirt road in Jenny Lind Canyon. From Eureka City Cemetery, one goes 0.75 miles west and then takes the right fork up the Jenny Lind Canyon 1.9 miles, then at another right fork, one goes further up the Canyon 0.2 miles. This site is located to the north of the road near the bottom of a low ridge. Because this site cannot be reached by automobile, access to the site is by heavy equipment or possibly a four-wheel drive vehicle.

According to page 32 of the Jenny Lind Project Report attached, the North Beck shaft is over 1,600 feet deep, having a shaft with dimensions of 15 feet by 15 feet. The shaft is located on top of a large dump dominating the site. The collar of the shaft is partially covered with wood and has framing extending down the shaft. A fence surrounds the collar. For more discussion of the North Beck mine or shaft, reference is made to pages 32-33 of the Jenny Lind Project Report attached.

A second, smaller North Beck shaft is nearby. This shaft has a collar 12 feet by 14 feet and contains a hole approximately 50 feet deep.

During the mid-1990's, at the same time that the Abandoned Mine Reclamation Project covered over the Bullion Beck, the Sacramento and the Gemini mines, it also covered over the two North Beck mines. These latter shafts were covered a little differently, however. A rebar grate closure over the shafts was installed on both mines to eliminate any entry by the public. The rebar grate was constructed out of No. 8 rebar and had dimensions of 20 feet by 20 feet. The grate was designed to cover an area of 400 square feet over the large North Beck shaft. The fence surrounding the collar of the shaft was repaired at the conclusion of the installation of the rebar grate closure. Because the


                                37


Abandoned Mine Reclamation Program had to destroy timber to gain equipment access to the site, the Program revegetated about 0.1 acres of area disturbed during the reclamation.

Current State of Affairs

Approximately 5 years ago, North Beck Joint Venture gave permission to the Abandoned Mine Reclamation Program administered by the Utah Department of Oil, Gas and Mining (DOGM) to cover the Sacramento and North Beck mines in order to eliminate any future liability for someone falling down the shaft, the very purpose of the Program. This is a wise measure because, though any such persons are trespassers by law, there are frequently hikers and snowmobilers in the Tintic Mining District area.

Significantly, in covering over the openings of the mines, neither the Sacramento nor the North Beck mines have been filled in with dirt or any other solid substances. This means that these mines can all be re-opened and re-worked again if the proper regulatory permits are obtained. See "Government Regulation" section above. The Company has taken no steps to obtain the regulatory permits necessary to re-open and re-work the mines and unless and until it obtains the necessary capital to do so, Anticline has no present plans to do so. However, the Company's president has recently had discussions with officials of DOGM and has been advised of the administrative process involved in obtaining exploration and mining permits. Reference is made to Risk Factor No. 27 at the beginning of this document.

Based on the work of the Abandoned Mine Reclamation Program, all of the existing underground workings in the Sacramento and the North Beck mines are currently inaccessible. It is not known for certain whether ore minerals of commercial grade were encountered in the old workings and it is also not known whether minerals having significant value were ever produced from the property directly.

"Estimated Ore Potential of the Jenny Lind Tract"

The Jenny Lind Tract located in Juab County, Utah, roughly extends for about two and one half miles north of the town of Eureka, Utah, and about one mile east and west of Packard Peak. The North Beck claims lie directly within this so-called "Jenny Lind Tract." A detailed Report on this tract is attached hereto as Ex. 99.6. The Company has attached the Jenny Lind Project Report in its entirety because it is the most comprehensive geologic information on the North Beck claims in existence or otherwise known to the owners of the North Beck claims. To be sure, the owners of the North Beck claims are informed that this Report was a highly expensive and time consuming project in its day and no reason exists to believe that what it says is any less true or accurate today than it was in 1957. This statement should only be qualified to the extent that mining technology has changed or improved since 1957, a fact which might change many of the conclusions in the Report.

Pp. 30-31 of the attached January 1957, Jenny Lind Project Report titled "Estimated Ore Potential of the Jenny Lind Tract" provides:

               Two questions arise in regard to exploration in an old mining camp; first, what is the maximum amount of ore that can reasonably be expected on the basis of previous production, and second, what would this production be worth today considering present metal prices, mining costs and taxes.

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               Regarding the first question, the writer's most optimistic view is that the Jenny Lind tract could contain an amount of ore equivalent to that found thus far in the Eureka Gulch area. Included in the Eureka Gulch area are the Bullion Beck, Gemini, Eureka Hill, Chief Consolidated, and Eagle and Bluebell mines with a total gross production of $l25,000,000. Net smelter returns on this amount are difficult to compute, but based on the net smelter returns of similar ores in the district a figure of $70,000,000 appears reasonable. Profits are even more difficult to deduce and no accurate estimate can be made by the writer but it is reasonable to assume that, with the exception of the Chief Consolidated mine, at least one-third of the net smelter returns were distributed as profits. Chief Consolidated reports a profit of $7,000,000 on net smelter returns of $42,000,000; their low ratio of profits to production is the result of high mining costs. Using the preceding figures, a total net profit of $17,000,000 is estimated for production from the Eureka Gulch area.

               Regarding the second question, today's metal prices are more than twice those prevailing when the bulk of the ore was mined, but mining costs have increased three-fold, and taxes even more. In an effort to answer this question with regard to the East Tintic district, Ray Gilbert made a detailed study of the Tintic Standard operation (Memo from Ray E. Gilbert, September 1955; subject: Mining the Tintic Standard Orebody at 1955 Costs). He concluded that the net profit after taxes using 1955 costs would be approximately equal to the profit realized when the ore body was actually mined (1917-1955). Applying this conclusion to the Main Tintic district, the figure of $17,000,000 [in] net profits may be used as an estimate of the probable maximum profit from ore bodies which might be discovered within the Jenny Lind tract. It might be argued that Jenny Lind could contain more ore than the Eureka Gulch area. However, our studies indicate that the Eureka Gulch area is structurally and geologically one of the most favorable loci for ore deposition in the Main Tintic district, and that Jenny Lind is certainly not any more favorable for ore occurrence.


The Company has not done any analysis, nor does it intend to hire anyone to do an analysis at this point in time, regarding the meaning of the foregoing estimate and calculation in today's terms. Though numerous assays and samplings have been compiled on the North Beck claims over the years, the Company has determined NOT to provide any assay results in this registration statement for the simple reason that it is neither knowledgeable nor familiar with the circumstances under which such assays were obtained and collected and it is otherwise reluctant to include assay information over which it has had no


                                39


control, information that may have been obtained 40 or 50 years ago or longer. Because the Company has decided that including such assay information in this document might be misleading, it has elected not to do so at this time.

Future Plans for the North Beck Claims In The Event Necessary Capital Is
Obtained

Due to lack of capital, the Company has no present plans to open up or rehabilitate of the old workings in the Sacramento or the North Beck mines. Any development or exploration will be in the nature of testing and, if sufficient evidence is obtained, possible drilling. In such event, the Company will be subject to regulation by the Utah Division of Oil, Gas and Mining (DOGM). See "Government Regulation" section above. It should be again emphasized that the potential for pursuing an extensive permitting process in order to further drill or test the property is dependent on the prices of gold and silver. The Company has no timetable in this regard for the simple reason that no capital is currently available for such purpose.

The mineralization of interest in the North Beck property is of the siliceous copper-gold-silver category with minor amounts of lead and zinc. See pp. 19-25 of the Jenny Lind Project Report attached. The possibility of the North Beck claims attaining the status of a gold or silver producer will depend upon the results of any future testing and drilling program engaged in by the Company.
At the present time, the North Beck property has no specifically known ore reserves. Accordingly, the objective of any future geological mapping and other work will be to determine what exploration program, if any, to pursue. Once again, this is dependent upon the availability of sufficient capital for such purpose. See also pp. 30-31 of the Jenny Lind Project Report Titled "Estimated Ore Potential of the Jenny Lind Tract."

It should be noted that although smelting facilities have historically been located within a relatively few miles of the North Beck claims (depending upon which smelter is then in operation), it is standard procedure in the mining industry to negotiate individual milling and smelting contracts with ore purchasers based upon grade and type of minerals. There is no assurance that minerals, if obtained, could ever be sold, let alone sold for a profit. It is unknown at this time if the Burgin mill owned by Chief Consolidated could handle or would be willing to handle and process minerals obtained from the North Beck claims. The Burgin mill is located approximately 10 miles from the North Beck claims and, as stated above, to the current knowledge of the Company, the Burgin mill is currently closed until a dewatering permit can be obtained.

The Company possesses an assortment or variety of geological and other information and data discussing and otherwise encompassing and relating to the North Beck claims. See, e.g., "The Jenny Lind Project Report" attached hereto and incorporated herein by reference as Exhibit 99.6. While the Jenny Lind Project Report contains a variety of negative findings concerning properties within the Tract, and of which the Company's property is a part, the Company believes that in 50 years, mining technology has substantially improved and become, to some degree, cheaper and more efficient. The Company thus believes that mining activities that might otherwise have been cost-prohibitive at the time the Jenny Lind Project Report was authored may now be feasible, an event which obviously depends upon the future prices of gold and particularly, silver.

History of Ownership of the North Beck Mining Claims

To the Company's knowledge, the North Beck mining claims, while patented back in the 1880's or 1890's, were first owned and acquired by North Beck Mining Company, a Utah corporation incorporated on March 11, 1909. It is not known exactly what was done with the property between 1909 and 1973 other than the fact that extensive exploration has been done on the property, all as evidenced by the Sacramento and North Beck Mines.


                                40


On April 26, 1973, North Beck Mining Company changed its name to North Beck Industries, Inc. On March 25, 1975, the 470.097 acres of patented mining claims known as the "North Beck claims" were formally acquired from North Beck Industries, Inc., by an entity controlled by John Michael Coombs's father, Jack Coombs. The price paid for the North Beck claims was approximately $134,000. The claims were later acquired by two corporations also controlled by the Coombs Family. In 1985, the two corporations that owned the claims leased them to Centurion Mines Corporation ("Centurion"), the predecessor of Grand Central Silver Mines, Inc. ("Grand Central Silver"), for five years. Centurion paid an initial advance royalty of twenty thousand dollars ($20,000) and $2,000 per year in advance royalty payments. The lease agreement reserved a typical percentage of net smelter returns for the owner in the event that the property produced commercial quantities of ore. The lease agreement contained an option to purchase the property outright for $2 million. In approximately 1994, the two corporations that owned the claims assigned them into a general partnership called North Beck Joint Venture. On November 1, 1995, Centurion renewed the lease for an additional five years. In 1996, over five (5) years ago, North Beck Joint Venture, a general partnership, assigned the claims into North Beck Joint Venture, LLC, a Utah limited liability company, formed for the sole purpose of acquiring the patented mining claims. See copy of deed attached hereto as Exhibit 10(ii). Mr. John Michael Coombs's father, Jack Coombs, has no direct or indirect interest in North Beck Joint Venture, LLC. On May 14, 1997, the lease with Centurion was renewed and amended once again. This renewed agreement again contained an option to purchase the property outright for $2 million in cash. On April 29, 1998, Centurion's successor in interest, Grand Central Silver, due to the depressed prices of gold and silver and apparently cash flow problems, allowed the lease agreement with North Beck Joint Venture, LLC, to lapse. Since 1998, the North Beck claims have not been subject to any lease or other encumbrance other than a standing, annual grazing lease agreement with a nearby property owner.

The use of Anticline for the purpose of exploiting the potential profitability of North Beck claims has thus ensued, particularly when it is believed, though no assurance can be given, that the North Beck claims may have commercial mining value.

As set forth in the Description of Business section above, on August 10, 2001, North Beck Joint Venture, LLC, leased its patented mining claims to Anticline for five (5) years in exchange for the conveyance to North Beck Joint Venture, LLC ("North Beck), of 5,000,000 "restricted" shares of the Company's common stock. See a copy of the mining lease agreement attached to this registration statement as Exhibit 10(i); see also Item 4 below titled "Security Ownership of Certain Beneficial Owners and Management." North Beck Joint Venture, LLC, might have been willing to sell the mining claims outright to Anticline; however, with the current uncertainty concerning any potential environmental liability from the federal Environmental Protection Agency (EPA) or a state counterpart thereto, management determined that it was not in Anticline's best interests to acquire the mining claims outright in fee simple. This is because when an environmental authority makes a claim for environmental damage, it has been known to pursue the property owner even though the current property owner was not directly responsible for any alleged environmental damage complained of. Because of a desire to shield Anticline from any potential liability in this regard, the parties determined that a lease arrangement between them was more appropriate and suitable, legally and otherwise. Again, a copy is attached hereto as Ex. 10(i). Such mining lease agreement, among other things, indemnifies and holds Anticline harmless from any liability for any environmental damage allegedly occurring in the past, claims that could conceivably be brought or asserted against the property owner by the EPA or a corollary state governmental authority.


                                41


ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, to the best of the Company's knowledge, as of the date of this document, with respect each person known to be the owner of more than 5% of common capital stock of the Company, each director and officer, and all executive officers and directors of the Company as a group. As of the date of this document there are 5,213,112 common capital shares issued and outstanding.


                                                                 Percent of
                                    Number of Shares of          Ownership of
                                      Common Stock               Common Stock
Name of Beneficial Owner            Beneficially* Owned          Outstanding
----------------------------       ---------------------         ------------
John Michael Coombs (1)
2435 Scenic Drive
Salt Lake City, Utah 84109               5,000,000(2)                 95%

Terry S. Pantelakis (3)
3000 Connor Street
Salt Lake City, Utah 84109                  - 0 -                      0%


Directors and officers as a
 group (2 persons only)                  5,000,000                    95%



-------------------------------
* Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are also deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Nonetheless, the Company has no outstanding stock options, warrants or compensation plans of any kind.


  (1) Mr. Coombs is the president and chairman of the board of the Company and a director. He has been an officer and director of the Company since the mid-1970's. He was elected as a director at the court-ordered shareholders' meeting held on July 26, 2001.

  (2) This figure represents the 5,000,000 "restricted" shares acquired by virtue of the August 10, 2001, mining lease agreement with North Beck Joint Venture, LLC, a Utah limited liability company of which Mr. Coombs is the manager. The owners of North Beck Joint Venture, LLC, are the John Michael Coombs Family Living Trust, Coombs Brothers Investment Co., LLC, a Utah limited liability company, and the Kathleen C. Remington Trust. Mr. Coombs also controls each of these members of North Beck, both directly and indirectly.

  (3) Mr. Pantelakis is the secretary/treasurer of the Company and a director. He was elected a director at the court-ordered shareholders' meeting held on July 26, 2001. Though nothing has been decided in this regard, Mr. Pantelakis may acquire, in the future, stock pursuant to an employee compensation plan to possibly be adopted by the Company in the future. Mr. Pantelakis has loaned the Company $10,000.


                                42


ITEM 5.   Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors


        The current directors and officers of Anticline are as follows:

Name                        Age       Position
------------------        -------     -----------------------------------
John Michael Coombs          47      President, Chief Executive Officer,
                                      Director (Chairman of the Board)

Terry S. Pantelakis          61      Secretary/Treasurer and Director


The Company does not currently have a vice president or any other officer or director.

John Michael Coombs, Director and President. Mr. Coombs practices law in the State of Utah with the law firm of MABEY & COOMBS, L.C., a firm formed approximately two years ago. Prior to that time, Mr. Coombs practiced law as a sole practitioner and office-shared with other lawyers and law firms. During the past five years, Mr. Coombs has, from time to time or on occasion, acted as an arbitrator for the National Association of Securities Dealers, Inc. (NASD). Mr. Coombs has served as an officer and director of Anticline since the mid-to-late 1970's when he attended school in California. Since becoming an attorney in 1982, Mr. Coombs has specialized in general corporate matters, particularly civil and business litigation. In 1977, Mr. Coombs graduated from Gonzaga University, Spokane, Washington, with a B.A. degree. In 1981, he graduated from Loyola Law School in downtown Los Angeles, the adjunct law school to Loyola Marymount University in Westchester, California. Mr. Coombs received an honorable discharge from the United States Marine Corps (USMC) in 1975. He has been a member of the Screen Actor's Guild (SAG) since 1978. He is married with three sons.

Terry S. Pantelakis, Director and Secretary/Treasurer.   Mr. Pantelakis has been
a principal of AAA Jewelers & Loans, Inc., a Salt Lake City, Utah, jewelry store and pawnshop, since 1963, a business started by his father in the 1940's. Mr. Pantelakis graduated from the Gemological Institute of America in 1959 and is a certified gemologist. As a result of his occupation, Mr. Pantelakis is knowledgeable about precious metals.

Neither Mr. Coombs nor Mr. Pantelakis intend to devote their full time to the management of the Company. Since both individuals have full-time jobs, each estimates that they will devote between 1% and 10% of their time to the Company.

Between 1995 and 1999, both Messrs. Coombs and Pantelakis each served on the board of a company then-known as Vis Viva Corporation, a Nevada corporation whose name was changed in February 2000 to WideBand Corporation, a computer hardware manufacturing company, and which trades on the OTC Bulletin Board under the symbol ZWBC. When this company's name was changed to WideBand Corporation, Messrs. Coombs and Pantelakis resigned from their positions as officers and directors.

The Company does not believe that any of its officers or directors come within the definition of a "promoter" as defined in Rule 405 of the General Rules and Regulations of the Commission, 17 CFR Section 230.405. The Company does NOT believe that Mr. Coombs fits within such definition because the shares of Anticline he has received, or which he otherwise controls, are unrelated to organizing a business. For example, Mr. Coombs's assistance or participation


                                43

in incorporating the Nevada subsidiary corporation (see Ex. 3.1(iii)) was done solely by or on behalf of its parent, California corporation, of which Mr. Coombs has been an officer since the 1970's and such was only done in connection with, and for the purpose of, effectuating a change of domicile transaction. Secondly, Mr. Coombs did not earn or receive any of shares he owns or controls for services rendered.

The Company denies that any person other than those persons identified above "controls", or has the power to "control," the Company as contemplated in the "control person" provisions of both state and federal securities laws and as the word "control" is further defined in Rule 405. The Company may engage consultants in the future but to the extent it does, management does not believe such persons will have an ability to "control" the Company or its decisions, either directly or indirectly. Further, if the Company enters into any consulting agreement with any consultant, such agreement will provide that to the extent the consultant ever acquires a direct or indirect interest of 5% or more of the Company's issued and outstanding securities, the consultant will so notify the Company and otherwise undertake whatever reporting obligation is required of him.

No officer or director has been involved, directly or indirectly, in any bankruptcy or insolvency proceeding of any kind.

None is currently involved in any litigation nor has any been involved in any litigation that would have a bearing on any such person's fitness or other ability to act and serve as a director or officer of the Company.

Board Meetings and Committees

During the 2001 fiscal and calendar year, the Board of Directors met and conversed on the phone on numerous occasions. Both members of the Board attended or were present at these meetings. Action taken by the Board is generally implemented by written consent. See, e.g., Ex. 99.5 attached hereto, a copy of the Board's most recent written consent. The Board of Directors has established no committees. During the 2001 calendar year, the Board of Directors also met to discuss and authorize the filing of this registration statement. The Board also met after the recent shareholders' meeting held on July 26, 2001, at which time the board elected its current officers for the ensuing year.

As set forth in the Company's August 31, 2001, Articles of Incorporation and its Bylaws, copies of which are attached hereto as Exs. 3.1(iii) and 3.2, respectively, all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Though the Company has not compensated any of the directors for their service on the board of directors or any committee thereof, directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board of directors and any committee of the board of directors. Due to the Company's lack of capital resources, the current directors and any future director will likely defer his or her expenses and any compensation until such time as the Company can consummate a successful acquisition, merger or reorganization transaction or until it can otherwise raise the funds sufficient to develop and explore the North Beck claims. As of the date hereof, none of the directors has accrued any significant expenses other than time. Mr. Coombs, a lawyer, has prepared this registration statement for which he has received no compensation in the form of cash or stock. See Part F/S below. As further set forth in the Company's Articles and Bylaws, officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees.


                                44


ITEM 6.  Executive Compensation

Because there is no compensation to disclose under this Item, the Company has not prepared a Summary Compensation Table as would otherwise be required.

The Company has not adopted a bonus, stock option, profit sharing, or deferred compensation plan of any sort for the benefit of its employees, officers or directors. This, however, does not mean that it will not do so in the future. Further, the Company has not entered into an employment agreement of any kind with any of its directors or officers or any other persons and no such agreements are anticipated in the immediate future.

Absence of Management Employment Agreements and Compensation

Anticline does not pay any of its officers any salary. Anticline does not provide any other benefits to its officers. The Company does not have any written agreements with any of its officers and directors. Each of the officers and directors may engage in other businesses, either individually or through partnerships or corporations in which they have an interest, hold an office or serve on boards of directors of other companies or entities. All of the officers and directors have other business interests to which they devote their time. Because Mr. Coombs and Mr. Pantelakis both have full-time jobs, they will probably devote no more than between 1% and 10% of their time to the Company and its affairs.

Other Key Advisors and Consultants

Anticline has access to several outside professional firms that can counsel it and provide important advice during its development or exploration stages. The terms of engagement of these firms will be determined from time to time as their services may be required.

Remuneration of the Board of Directors

Directors currently do not receive any compensation, but will receive compensation for their services as determined in the future by the board of directors. As stated above, all directors are entitled to be reimbursed for any out-of-pocket expenses incurred by them in behalf of the Company.

Absence of Keyman Life Insurance

Anticline does not own life insurance covering the death of any officer, director or key employee. Based on the Company's lack of capital, the fact that neither officer or director is an expert in mining, and the existence of other, capital-driven priorities, it is doubtful that the Company would spend money towards key man life insurance if it had the cash on hand.

ITEM 7.  Certain Relationships and Related Transactions

Except for the lease acquisition of the North Beck mining claims, properties owned and controlled by the Company's president and his immediate family, there have been no other transactions between the Company and the directors or officers or any member of any such person's immediate family. That is to say, the mining lease agreement is the only transaction involving the Company that has NOT been "at arm's length." The terms of the mining lease agreement were deemed fair and reasonable in the judgment of the Company's Board of Directors on the basis of prior or past lease agreements involving the North Beck mining claims. The Board of Directors also believes that the mining lease terms given to and negotiated with Anticline are just as fair as they would have been to any unrelated third party.


                                45


Neither Mr. Coombs, nor his immediate family nor a member of North Beck Joint Venture, LLC, loaned the Company any part or portion of the $50,000 so loaned to the Company in July of last year. Mr. Pantelakis, however, the Company's other officer and director, loaned the Company $10,000 of said amount. Reference is made to the "Description of Business" section above which discusses the loans in greater detail.

Like any other corporate officer or director, each director and officer is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If any directors or officers are presented in the future with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event that the Board rejects an opportunity so presented, and only in that event, can one of the Company's officers and directors avail themselves or himself of such opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful. Reference is also made to the subheading in Item 1, Part I, above titled "Potential Conflicts of Interest" which in turn references the Company's commitment and obligation to comply with, among other provisions of Nevada law, NRS 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors".

The Company is not aware of any additional disclosures that it must make in conformity with Item 404 of Regulation S-B.

ITEM 8.  Description of Securities

The Company's authorized stock consists of fifty million (50,000,000) shares of common capital stock, $0.001 par value. There are 5,213,112 shares of common capital stock currently issued and outstanding. As of the Company's December 31, 2001 year end, including the date of this registration statement, there are no options, warrants, stock appreciation rights, or other rights similar in nature outstanding which currently obligate Anticline to issue any additional common stock to anyone.

The Company's common stock is considered to be a "penny stock" because it meets one or more of the definitions in Commission Rules 15g-2 through 15g-6, Rules made effective on July 15, 1992. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.


                                46


Potential investors in the Company's common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements.

Compliance with the foregoing requirements may make it more difficult for investors in the Company's stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Common Capital Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefore. In the event of dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of Anticline and subject to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, when issued, fully paid and non-assessable.

As of the date of this registration statement, there were 1,638 shareholders of record. There are no shares of preferred stock or any other class authorized or outstanding.

Stock Transfer Agent

In the Third District Court's May 14, 2001, Amended Order ordering the conducting of a shareholders' meeting, Ex. 99.1 hereto, the Court also ordered Atlas Stock Transfer Corp. ("Atlas") to act as the Company's transfer agent, to compile and computerize a list of shareholders from the Company's original, hand-written stock ledger, and to disseminate appropriate notice to the shareholders for that and other purposes. Atlas remains the Company's transfer agent. Atlas is located at 5899 South State Street, Murray, Utah 84107, phone no. 801-266-7151.

                                47


                            PART II

ITEM 1.  Market Price of And Dividends on the Registrant's Common
       Equity and Other Shareholder Matters

Market Information

The common stock of Anticline is not traded or listed on any stock exchange, any NASDAQ Stock Market medium or the "pink sheets". Consequently, there is no public market for the common stock and no market price data to report. Anticline intends to obtain inclusion on the OTC Bulletin Board in the future, but there can be no assurance that the common stock will be included in this trading medium. Even if inclusion in the OTC Bulletin Board is achieved, there is no assurance that the common stock will be actively traded. Therefore, there can be no assurance that there will be liquidity in the common stock.

Currently, there are 5,213,112 shares of common stock issued and outstanding.
As of the date of this registration statement, only 213,112 of these shares may be sold without restriction. This is because all such 213,112 shares have been held as long as 29 years and most for as long as 47 years. As to the additional 5,000,000 "restricted" shares currently issued and outstanding, these shares were issued pursuant to a certain mining lease acquisition agreement. See
Exhibit 10(i) hereto and the discussion elsewhere herein concerning the subject mining lease. At present, none of the officers and directors of the Company own or control any shares that are not "restricted" or which do NOT bear a restrictive legend. Anticline currently has no outstanding warrants, options, incentive stock option or employee compensation plans of any kind or nature. At the same time, no assurance can be given that such derivative securities will not be issued in the future.

The Company became "public" in 1955 in reliance on the Regulation A exemption from registration. The Company intends to make an application to the National Association of Securities Dealers, Inc. (NASD) for the Company's shares to be quoted or listed on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 promulgated by the Commission under the Securities Exchange Act of 1934, as amended ("'34 Act"). Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. Except for the decision to apply to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person, including any securities broker-dealer or anyone associated with a broker-dealer, concerning the development of a trading market in the Company's common capital stock.

Of the 5,213,112 shares issued and outstanding, 5,000,000 or approximately 95% of such shares are deemed "restricted." At the same time, those 213,112 shares that are not "restricted" have been issued and outstanding no less than 29 years and as long as 47 years. As to the shares recently issued to North Beck Joint Venture and others, none of such shares are eligible for transfer or resale under Rule 144, all as contemplated in Item 201(a)(2) of Regulation S-B. See also Item 4 below.

Holders

According to the Company's transfer agent, Atlas Stock Transfer Corp., as of the date of this registration statement, there were 1,638 holders of record of the Company's common capital stock. No reason exists to believe that this figure has changed since such date inasmuch as the Company's stock is not listed on any exchange and does not trade in any over-the-counter market.

                                48

Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past and the Company does not anticipate that it will pay cash dividends or make distributions to shareholders in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, the Company's financial condition and general business conditions. As a result, there can be no assurance that any dividends on common stock will be paid in the future.

ITEM 2.  Legal Proceedings

There are presently no pending legal proceedings to which the Company or any officer, director or major stockholder is a party or to which any of the Company's property is subject and, to the best of its knowledge, information and belief, no such actions against the Company are contemplated or threatened.

The Company's president has learned that the Environmental Protection Agency
(EPA) is currently involved in the clean-up of alleged lead contamination in the Eureka, Utah, area. During late 2001, this project was publicly announced in local newspapers. However, the Company's president has found no indication from the governmental authorities that he has communicated with that these efforts on the part of the EPA involve, or will involve, the Company's property, particularly when, to management's knowledge, there are no significant mineral tailings on the Company's property and when no smelter activities have ever been undertaken on the Company's property. In addition, North Beck Joint Venture, the lessor of the mining claims, has received no notice from the EPA or anyone else of any potential liability for past mining activity on the North Beck property. At the same time, however, it is significant that in the mining lease agreement attached hereto, North Beck Joint Venture specifically indemnifies and holds the Company harmless from any environmental liability occurring prior to the date of the August 10, 2001, lease agreement.

ITEM 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

The Board of Directors recently authorized the engagement of Hansen, Barnett & Maxwell as independent auditors of the Company. Since the Company's reactivation on August 6, 2001, there have been no disagreements with the newly engaged accountants with regard to either the application of accounting principles as to any specific transaction, either completed or proposed; or the type of audit opinion that would be rendered on the Company's financial statements.

ITEM 4.  Recent Sales of Unregistered Securities

Other than the 5,000,000 "restricted" shares issued to North Beck Joint Venture, LLC, as mining lease consideration, the Company has not issued any shares to anyone for approximately 29 years or since at least June of 1973. See Item 1 of
Part I above titled "History of the Company." Of the 5,213,112 common capital shares currently issued and outstanding, 5,000,000 shares are deemed "restricted." These shares, all of which were issued after August 10, 2001 in exchange for the lease of the North Beck mining claims, currently represent over 95% of the Company's total number of issued and outstanding shares. As a result, none of such 5,000,000 shares are eligible for transfer and sale under Rule 144 or otherwise, particularly in the absence of an effective registration statement covering such shares. See also Item 1 above titled "Market Information."


                                49


ITEM 5.  Indemnification of Directors and Officers

In reliance on applicable provisions of the Nevada Revised Statutes such as NRS
78.7502 titled "Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions" and NRS 78.751 titled "Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses," and to the full extent otherwise permitted under Nevada law, the Company's Articles of Incorporation and By-laws contemplate full indemnification of its officers, directors and other agents against certain liabilities. This means that officers, directors and other agents of the Company may not be liable to shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law. Officers and directors are also indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and in any criminal matter, and had reasonable cause to believe that their conduct was not unlawful. See the Company's Articles of Incorporation and By-laws attached to this Form 10-SB/A and incorporated herein by reference as Exhibits 3.1(iii) and 3.2, respectively. Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Anticline does not have any directors' or officers' liability insurance nor does it have any plans to obtain any.

                         PART F/S

The financial statements of Anticline are included in this report beginning on page F-1.


                                50


                       ANTICLINE URANIUM, INC.


               INDEX TO COMBINED FINANCIAL STATEMENTS


                                                             Page

  Report of Independent Certified Public Accountants         F-1

  Balance Sheets - December 31, 2001 and 2000 (Combined)     F-2

  Combined Statements of Operations for the Years Ended
   December 31, 2001 and 2000                                F-3

  Combined Statements of Stockholders' Deficit for the
   Years Ended December 31,
     2000 and 2001                                           F-4

  Combined Statements of Cash Flows for the Years Ended
   December 31, 2001 and 2000                                F-5

  Notes to Combined Financial Statements                     F-6


                                56



HANSEN, BARNETT & MAXWELL                          (801) 532-22
A Professional Corporation                      Fax (801) 532-7944
CERTIFIED PUBLIC ACCOUNTANTS                5 Triad Center, Suite 750
                                         Salt Lake City, Utah 84180-1128
                                                 www.hbmcpas.com




      REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders
Anticline Uranium, Inc.

We have audited the accompanying combined balance sheets of Anticline Uranium, Inc. (on the basis disclosed in Note 1 to the financial statements) as of December 31, 2001 and 2000, and the related combined statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Anticline Uranium, Inc. (presented on the basis disclosed in Note 1 to the financial statements) as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated significant revenues, and during the years ended December 31, 2001 and 2000, incurred losses and had negative cash flows from operating activities. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                              HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
January 31, 2002

                                     F-1


                             ANTICLINE URANIUM, INC.
                                 BALANCE SHEETS

                                                           December 31,
                                                       ---------------------
                                                        2001         2000
                                                       --------     --------
                                                                   (Combined)
                                ASSETS
Current Assets
 Cash                                                  $  6,667     $    -
                                                       --------     --------
   Total Current Assets                                   6,667          -
                                                       --------     --------
Total Assets                                           $  6,667     $    -
                                                       ========     ========

               LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
 Accrued franchise taxes                               $    -       $ 36,352
 Other accrued liabilities                                1,743          496
                                                       --------     --------
   Total Current Liabilities                              1,743       36,848
                                                       --------     --------
Long-Term Liabilities
 Notes payable                                           20,000          -
 Notes payable - related parties                         30,000          -
                                                       --------     --------
   Total Long-Term Liabilities                           50,000          -
                                                       --------     --------
Stockholders' Deficit
 Common capital stock - $0.001 par value;
  50,000,000 shares authorized; 5,213,112
  shares issued and outstanding                           5,213        5,213
 Additional paid-in capital                             661,477      660,952
 Accumulated deficit                                   (711,766)    (703,013)
                                                       --------     --------
   Total Stockholders' Deficit                          (45,076)     (36,848)
                                                       --------     --------
Total Liabilities and Stockholders' Deficit            $  6,667     $    -
                                                       ========     ========

          The accompanying notes are an integral part of these
                      combined financial statements.

                                     F-2


                             ANTICLINE URANIUM, INC.
                        COMBINED STATEMENTS OF OPERATIONS


                                                   For the Years Ended
                                                        December 31,
                                                  ------------------------
                                                    2001           2000
                                                  ---------      ---------
General and Administrative Expenses               $   7,933      $   1,875
                                                  ---------      ---------
Operating Loss                                       (7,933)        (1,875)
                                                  ---------      ---------
Other Income (Expense)
 Grazing lease                                          850            850
 Interest expense                                    (1,743)             -
 Interest income                                         73              -
                                                  ---------      ---------
   Total Other Income (Expense)                        (820)           850
                                                  ---------      ---------
Net Loss                                          $  (8,753)     $  (1,025)
                                                  =========      =========
Basic Loss Per Common Share                       $       -      $       -
                                                  =========      =========
Weighted-Average Common Shares Used
 in Per Share Calculation                         5,213,112      5,213,112
                                                  =========      =========

          The accompanying notes are an integral part of these
                      combined financial statements.

                                     F-3


                             ANTICLINE URANIUM, INC.
                  COMBINED STATEMENTS OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001


                                         Common Stock                  Additional      Total
                                     --------------------    Paid-in   Accumulated  Stockholders'
                                      Shares       Amount    Capital      Deficit      Deficit
                                     ---------    -------   ---------    ---------    ----------
Balance - December 31, 1999          5,213,112    $ 5,213   $ 660,427    $(701,988)   $  (36,348)

Contributed services                       -          -           525          -             525

Net loss                                   -          -           -         (1,025)       (1,025)
                                     ---------    -------   ---------    ---------    ----------
Balance - December 31, 2000          5,213,112      5,213     660,952     (703,013)      (36,848)

Contributed services                       -          -           525          -             525

Net loss                                   -          -           -         (8,753)       (8,753)
                                     ---------    -------   ---------    ---------     ---------
Balance - December 31, 2001          5,213,112    $ 5,213   $ 661,477    $(711,766)    $ (45,076)
                                     =========    =======   =========    =========     =========

           The accompanying notes are an integral part of these
                      combined financial statements.

                                     F-4


                             ANTICLINE URANIUM, INC.
                        COMBINED STATEMENTS OF CASH FLOWS

                                                     For the Years Ended
                                                         December 31,
                                                    -----------------------
                                                      2001          2000
                                                    --------      ---------
Cash Flows From Operating Activities
 Net loss                                           $ (8,753)     $  (1,025)
 Adjustments to reconcile net loss to net cash
  used by operating activities:
 Contributed services                                    525            525
 Changes in operating assets and liabilities:
 Decrease in other accrued liabilities               (35,105)           500
                                                    --------      ---------
Net Cash Used in Operating Activities                (43,333)             -
                                                    --------      ---------
Cash Flows From Financing Activities
 Proceeds from issuance of long-term notes
  payable -  related parties                          20,000              -
 Proceeds from issuance of long-term
  notes payable                                       30,000              -
                                                    --------      ---------
Net Cash Provided by Financing Activities             50,000              -
                                                    --------      ---------
Net Increase in Cash                                   6,667              -

Cash at Beginning of Year                                  -              -
                                                   ---------      ---------
Cash at End of Year                                $   6,667      $       -
                                                   =========      =========

Supplemental Cash Flow Information
 There was no cash paid for interest during either year. The Company paid $35,105 of accrued liabilities relating to state franchise taxes for prior years during the year ended December 31, 2001.

          The accompanying notes are an integral part of these
                      combined financial statements.

                                     F-5


                             ANTICLINE URANIUM, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


                       ANTICLINE URANIUM, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In 1974, North Beck Joint Venture LLC, a Utah limited liability company ("North Beck"), acquired certain patented mining claims comprising 470 acres located in the Tintic Mining District of Juab County, Utah (the "Mining Claims") for $134,000. North Beck charged the acquisition costs of the mining claims to operations as exploration costs at the time of the purchase. North Beck leased the Mining Claims to an unrelated mining company from 1985 through 1998 for approximately $30,000 that was paid over five years. From 1998 until August 10, 2001, North Beck had minimal operations that consisted of maintaining its legal status and leasing the surface rights of the Mining Claims under the terms of a small grazing lease.

Anticline Uranium, Inc. ("Anticline") was incorporated in the State of California on October 19, 1954. Anticline was incorporated for the purpose of exploring, prospecting for, mining and treating uranium and other minerals in Utah and to acquire and sell mineral estates including oil and gas properties and rights. In 1955, Anticline completed a public offering of its Class A common shares, designated to be issued to the public, for $282,000 and issued Class B common shares, designated as incentive compensation, for services. The proceeds from the public offering were used for incorporation expenses, exploration of mining claims, equipment and payment of wages. Anticline became inactive shortly after its public offering and remained dormant until June 29, 2001, when it was reactivated and received proceeds from the issuance of notes payable. Anticline used the proceeds of its notes payable to pay back taxes to the State of California Franchise Tax Board in order to reinstate its corporate charter.

Anticline held a court-ordered shareholders' meeting on July 26, 2001, where, by order of law, a new board of directors was elected. The Anticline shareholders voted to consolidate the Class A and Class B stock into one class of common stock, to change the par value of the stock from $0.10 to $0.001 per share and to increase the authorized number of common shares to 50 million. As a result of the shareholders' meeting, Anticline was controlled by the owners of North Beck.

Anticline changed its domicile, effective October 4, 2001, from California to Nevada by merging with and into a wholly owned subsidiary that bears the same name, with the Nevada entity being the surviving entity. The Agreement and Plan of Merger approved by the shareholders of both corporations provided that the shares in the California corporation were exchanged for shares in the Nevada corporation on a 1-for-100 basis.

On August 10, 2001, North Beck transferred 96.5% of the rights to the Mining Claims to Anticline, under the terms of a lease agreement (the "Mining Lease"), for a period of five years (North Beck retained a 3.5% net smelter royalty on all mineral bearing ores sold) in exchange for Anticline's issuance of 5,000,000 common shares (95% of its outstanding common stock) and for Anticline's commitment and obligation to spend $15,000 over the five-year lease term in exploration, mining, development or incurring similar costs for the benefit of the property subject to the Mining Lease.

The Mining Lease was between entities under common control. In accordance with Statements of Financial Accounting Standards No. 141, "Business Combinations," the Mining Lease and the 5,000,000 shares of common stock issued to North Beck were recorded by Anticline at zero cost, which was the historical carrying value of the property subject to the Mining Lease to North Beck Claims. The accompanying financial statements are presented on a combined basis and include the assets, liabilities, equity, income and expenses relating to the Mining Claims of North Beck and of Anticline for all periods presented through August 10, 2001. The financial statements present the assets, liabilities, equity, income and expenses of Anticline subsequent to August 10, 2001.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the accompanying financial statements. Actual results could differ from those estimates.

					F-6

Basic Loss Per Share - Basic loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. There were no potentially issuable common shares; therefore, diluted loss per share is not presented.

NOTE 2 --BUSINESS CONDITION

During the year ended December 31, 2001, the Company incurred a loss of $8,753 and used cash from operating activities of $43,333. The Company had no revenues from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain financing as may be required, and ultimately to attain profitable operations. The necessary financing to revive the Company has been obtained, as discussed in Note 4. The Company also plans to generate revenues through the exploration for and mining of precious minerals from the Mining Lease discussed in Note 3. The Company also plans to obtain funding through issuances of its common stock. However, there can be no assurance that the Company will be successful in its efforts to explore and mine precious minerals from its Mining Lease, nor can there can be any assurance that the necessary financing will be realized from issuance of its common stock, or that such financing will be available on terms favorable to the Company.

NOTE 3 - MINING LEASE

Under the terms of the Mining Lease, Anticline is obligated to spend $15,000 over the 5-year lease term in exploration, mining, development or incurring similar costs for the benefit of the property subject to the Mining Lease. Any shortfall at the end of the 5-year lease period is due and payable in cash to North Beck. North Beck also agreed to indemnify and hold Anticline harmless from any Environmental Protection Agency claim or claims by a similar state agency based solely on past mining contaminations or other environmental violations or damage. The Mining Lease contains an option to buy the property from North Beck for $3,000,000. The Mining Lease expires on August 9, 2006 and provides Anticline with the option to renew the lease in 5-year renewals on substantially the same terms and conditions.

Anticline is obligated to pay a 3.5% net smelter royalty to North Beck on all mineral-bearing ores sold, which royalty is due and payable 45 days after payment is received from a smelter or buyer. The Mining Lease agreement also gives a credit to Anticline for the first $30,000 of net smelter royalties owed to North Beck as a result of the 5,000,000 shares issued to North Beck.

NOTE 4 - NOTES PAYABLE

Notes payable at December 31, 2001 consisted of the following:

       Long-term notes payable - related parties   $   30,000
       Long-term notes payable                         20,000
                                                   ----------
       Total                                       $   50,000
                                                   ==========

The Company issued notes payable with three-year maturities totaling $50,000 between June 29 and July 6, 2001, in order to raise funds to pay back taxes to the State of California Franchise Tax Board and to pay other miscellaneous expenses in order to revive the Company. The Company borrowed $20,000 from an individual who is the father of an Officer of the Company and borrowed $10,000


					F-7

from a Director of the Company. All of the notes payable were issued with an interest rate of 7% per annum; no interest payments are due until maturity. The fair value of the notes payable was estimated as the present value of the future cash flows at a 9% effective borrowing rate, or $46,717 as of December 31, 2001.

Annual maturities of notes payable consist of $50,000 due during the year ending December 31, 2004.

NOTE 5 - INCOME TAXES

The Company has paid no federal income taxes in 2001 or 2000. As of December 31, 2001, the Company had net operating loss carry forwards for federal income tax reporting purposes of $41,135, which, if unused, will expire in 2021. The operating loss carry forwards resulted in the following deferred tax asset at December 31, 2001, for which a valuation allowance has been provided:

     Operating loss carry forwards                  $ 13,986
     Valuation allowance                             (13,986)
                                                    --------
     Total Deferred Tax Assets                      $      -
                                                    ========

The following is a reconciliation of the income tax benefit computed using the federal statutory rate to the provision for income taxes for the years ended December 31, 2001 and 2000:

                                                      2001       2000
                                                    --------   --------
     Tax benefit at federal statutory rate (34%)    $ (2,976)  $   (349)
     Non-deductible expenses                           1,350          -
     Change in valuation allowance                     1,626        349
                                                    --------   --------
       Provision for Income Taxes                   $      -   $      -
                                                    ========   ========

Non-deductible expenses include fines and penalties related to back taxes paid to the State of California Franchise Tax Board.

NOTE 6 - STOCKHOLDERS' EQUITY

In 1955, the Company completed a public offering of 112,800 Class A shares for net proceeds of $282,000, or $2.50 per share. Simultaneous to the public offering, an additional 73,076 Class B shares were issued for services valued at $182,690, or $2.50 per share. Class A shares were designated to be issued to the public and Class B shares were designated as shares issuable for incentive compensation.

In June of 1973, the Company issued 7,200 shares of Class A stock and 20,000 shares of Class B stock to an acting director of the Company in return for services rendered in attempting to revive the Company and for maintaining responsibility for corporate records. These shares issued for services were valued at $2.50 per share for a total value of $68,000.

Subsequent to the revival of the Company in 2001, by action of a court-ordered shareholders' meeting, the shareholders met on July 26, 2001, and approved a motion to combine the Class A and Class B stock into a single class of common stock. The shareholders also voted to increase the authorized shares of stock from 15 million shares to 50 million shares and to change the par value of the stock from $0.10 per share to $0.001 per share.

Anticline changed its domicile, effective October 4, 2001, from California to Nevada by merging with and into a wholly owned subsidiary that bears the same name, with the Nevada entity being the surviving entity. The Agreement and Plan of Merger approved by the shareholders of both corporations provided that the shares in the California corporation were exchanged for shares in the Nevada corporation on a 1-for-100 basis. The stock-for-stock exchange was accounted for as a reverse stock split. The shareholders later approved a 4-for-1 forward stock split effective December 31, 2001. The net effect of the two stock splits is a 25-to-1 reverse stock split. The financial statements have been retroactively restated for the effects of both stock splits for all periods presented.


					F-8



                            PART III

ITEM 1.  INDEX TO EXHIBITS.

The following Exhibits are filed as a part of this Registration
Statement.


Exhibit
Number           Description*

3.1(i) Original Articles of Incorporation of the Company filed with the State of California on October 25, 1954**

3.1(ii) Certificate of Amendment to original Articles of Incorporation filed with and accepted by the California Secretary of State on August 9, 2001 (eliminating all distinctions between Class A and Class B shares and creating but one class of common stock, increasing the authorized number of shares issuable to 50,000,000, and reducing the par value per common capital share from 10 cents to one mill or $0.001 per share)**

3.1(iii) Articles of Incorporation of the Company's wholly owned Nevada subsidiary filed with the Nevada Secretary of State on August 31, 2001 (by operation of law, these Articles comprise the Company's current Articles of Incorporation as a result of the merger transaction) and the August 31, 2001 Certificate of Acceptance of Appointment by Resident Agent**

3.1(iv) Articles of Merger filed with and accepted by both the States of Nevada and California (including the Agreement and Plan of Merger as Exhibit "A" thereto) by which the merger between the parent California corporation and its wholly owned Nevada subsidiary became effective under both Nevada and California law on October 4, 2001**

3.2       By-laws of Anticline--Nevada, the survivor in the merger**

4.1       Specimen stock certificate**

10(i) August 10, 2001 Mining Lease Agreement by and between the Company and North Beck Joint Venture, LLC (leasing 470 acres to the Company in the Tintic Mining District for the ensuing 5 years)**

10(ii) Deed evidencing North Beck Joint Venture, LLC's title to the North Beck Mining Claims**

99.1 May 14, 2001 Amended Order of the Third Judicial District Court in and for Salt Lake County, State of Utah, granting the petition and ordering the conducting of a special shareholders' meeting**

99.2      July 2, 2001, Notice of Court Ordered Shareholders' Meeting**


                                52

99.3 August 3, 2001, follow-up Order of the Third Judicial District Court in and for Salt Lake County, State of Utah, confirming results of the July 26, 2001 court-ordered shareholders' meeting**

99.4 September 26, 2001, Notice sent to shareholders advising of the proposed change of domicile, the parent-into-subsidiary merger necessary to effectuate the same, and giving dissenters' rights of appraisal to the shareholders under applicable provisions of the California Corporations Code**

99.5 Unanimous Consent Resolution of the Directors and Written Consent to Shareholder Action Without a Meeting, effective December 31, 2001, approving the forward-split of shares 4 for 1 after the 1 for 100 exchange in the merger/change of domicile transaction, thereby giving net effect to the merger of 1 new share for every 25 old shares**

99.6 The Jenny Lind Project Report encompassing the North Beck mining claims dated January 1957 and authored by geologist Douglas R. Cook on behalf of The Bear Creek Mining Company**

99.7      Risk Factors***


       * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

      ** Included with Form 10-SB filed on March 1, 2002.

     *** This exhibit has been deleted from this second amended registration statement and instead, its contents have been incorporated into the Risk Factors section set forth at the beginning of this document before the
     Part 1 hereof but after the Table of Contents.


                                53


                           SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                 ANTICLINE URANIUM, INC.
                 (Registrant)





Dated: April 26, 2002
                          By:   /S/ John Michael Coombs
                          ________________________________________
                          John Michael Coombs, President




                          By:   /S/ Terry S. Pantelakis
                          ________________________________________
                          Terry S. Pantelakis, Secretary/Treasurer



                                54